   As filed with the Securities and Exchange Commission on May 31, 2002

                                                      Registration No. 333-51954
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                              Amendment No. 2

                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                         CONTROL DELIVERY SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                                ---------------

         Delaware                     2834                   06-1357485
     (State or other      (Primary Standard Industrial    (I.R.S. Employer
     Jurisdiction of      Classification Code Number)  Identification Number)
     Incorporation or
      Organization)

                              313 Pleasant Street
                         Watertown, Massachusetts 02472
                                 (617) 926-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             ---------------

                         Paul Ashton, President and CEO
                         Control Delivery Systems, Inc.
                              313 Pleasant Street
                         Watertown, Massachusetts 02472
                                 (617) 926-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
          Mary E. Weber, Esq.                    R. W. Smith, Jr., Esq.

              Ropes & Gray
        One International Place                  Piper Rudnick LLP

                                                   6225 Smith Avenue
      Boston, Massachusetts 02110              Baltimore, Maryland 21209
             (617) 951-7000                          (410) 580-3000
          (617) 951-7050 (fax)                    (410) 580-3001 (fax)

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------





















   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Subject to Completion, Dated May 31, 2002

Control Delivery Systems, Inc.

[LOGO OF CDS APPEARS HERE]

--------------------------------------------------------------------------------

 5,400,000 Shares


 Common Stock

--------------------------------------------------------------------------------

 This is the initial public offering of Control Delivery Systems, Inc. We are offering 5,400,000 shares of our common stock. We anticipate that the initial public offering price will be between $12.00 and $14.00 per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "CDSY."


 Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                                                Per Share Total
  Public offering price                                           $       $
  Underwriting discounts and commissions                          $       $
  Proceeds, before expenses, to Control Delivery Systems, Inc.    $       $

 We have granted the underwriters the right to purchase up to 810,000 additional shares of common stock to cover over-allotments.


 Deutsche Bank Securities

                         Banc of America Securities LLC
                                                                        SG Cowen

 The date of this prospectus is       , 2002.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement + +filed with the Securities and Exchange Commission is declared effective. This + +preliminary prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

   [The inside front cover of the prospectus will include the following graphics.

   The background of this page is blue. The bottom right portion of the page displays two photographs of our Aeon implant. The photograph to the left shows the Aeon next to a pencil and the photograph to the right shows the Aeon sitting on a human thumb. The photos are identified with text that reads "CDS Aeon(TM) Implant." Above the photographs is the following text: "Control Delivery Systems' products are designed to increase the efficacy of drugs and eliminate side effects caused by traditional drug delivery methods by delivering a drug directly to a target site, at a controlled rate, for a predetermined, extended period of time." Above and to the left of these words, in the background, are the letters "CDS."


   Across the bottom two-thirds of the page, in the background, is an outline of an eye. The following text appears along the bottom of the page: "Improving therapeutic results through advances in drug delivery."]

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Note Regarding Forward-Looking Statements................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21


                                                                            Page
                                                                            ----
Business...................................................................  30
Management.................................................................  44
Related Party Transactions.................................................  51
Principal Stockholders.....................................................  52
Description of Capital Stock...............................................  54
Shares Eligible for Future Sale............................................  57
Underwriting...............................................................  59
Validity of Common Stock...................................................  63
Experts....................................................................  63
Where You Can Find More Information About Us...............................  63
Index to Consolidated Financial Statements................................. F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   Until       , 2002 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information described more fully elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and the financial statements and related notes, before making an investment decision.

                                  Our Business

   We design, develop and manufacture innovative, sustained-release drug delivery products. Our products are designed to treat severe and chronic diseases that have limited or no effective treatment options and represent significant market opportunities. We design our products to deliver an appropriate quantity of approved drugs directly to a target site at a controlled rate for a predetermined period of time ranging from days to years. We have developed proprietary technologies that serve as platforms for our products. We believe these technologies will allow us to extend the therapeutic value of a wide variety of drugs while virtually eliminating both the variations in drug concentration at the target site and the adverse side effects characteristic of most traditional drug treatments.


   We have obtained Food and Drug Administration approval for and commercialized one product based on our proprietary Aeon technology. Vitrasert, our Aeon product for the treatment of cytomegalovirus retinitis, or CMV retinitis, a blinding eye disease afflicting late-stage AIDS patients, has been sold since 1996 and is currently one of the most effective approved treatments for this disease. We have additional Aeon products in clinical trials for the treatment of diabetic macular edema, posterior uveitis and wet age-related macular degeneration, three leading causes of blindness that we estimate affect over 1.4 million eyes in the United States. The FDA has granted an expedited review, called "fast track," to the approval process for two of these products. Our pipeline also includes products for the treatment of brain tumors, dry age-related macular degeneration, post-surgical pain and severe osteoarthritis. Our products are currently at the following stages of development:



   Disease                  Stage of Development
   -------                  --------------------
   CMV retinitis            FDA approved and commercialized
   Diabetic macular edema   Phase III trials (fast track)
   Posterior uveitis        Phase IIb/III trials (fast track)
   Wet age-related macular
    degeneration            Multi-center Phase II trials
   Brain tumors             Completed investigator-sponsored, Phase I/II trial
   Dry age-related macular
    degeneration            Pre-clinical development
   Post-surgical pain       Pre-clinical development
   Severe osteoarthritis    Pre-clinical development


   We have agreements with Bausch & Lomb Incorporated for the development and marketing of our products to treat eye diseases. Bausch & Lomb's total commitment to the joint development of our three ophthalmic products in clinical trials is approximately $206 million. This includes approximately $137 million of collaborative research and development, milestone and license fee payments Bausch & Lomb has agreed to make to us, approximately $37 million of which we have received as of March 31, 2002. Bausch & Lomb has also agreed to pay us royalties on sales of our ophthalmic products and is publicizing our Aeon technology under the Envision TD brand name.


                     Drawbacks of Traditional Drug Delivery

   Severe and chronic diseases, such as blinding eye diseases, cancer, severe osteoarthritis, multiple sclerosis and Alzheimer's disease, afflict millions of people each year and are becoming more prevalent as the population ages. Despite continuing advances in medical and pharmaceutical technologies, current treatment options for many of these diseases are inadequate. Where drug treatments for these diseases exist, the drugs are usually delivered by systemic methods, such as oral ingestion or injection, which require the drugs to travel throughout the body to the intended site. This type of treatment typically offers only temporary or limited therapeutic benefits and may cause harmful side effects. Some drugs are too potent to be delivered systemically in the quantities necessary for treatment, while others are theoretically effective but are unable to penetrate the natural barriers that surround some areas of the body. For drug treatment to be effective, an appropriate amount of drug must be delivered to the intended site in the body and then be maintained there for an adequate period of time. As a result, the manner in which a drug is delivered can be as important to the ultimate therapeutic value of the treatment as the intrinsic properties of the drug itself.


                      Advantages of Our Technologies


   Our technologies are designed to solve the problems posed by traditional drug delivery methods. Our lead technology, the Aeon system, is a drug reservoir or pellet surrounded by layers of polymer coatings that control the release of the drug. Our second technology, the Codrug system, chemically links two or more drugs together into a single product that separates into the original drugs over time. Key advantages of products using our technologies include:


  . Localized Delivery. We design our products to be implanted directly at a target site, using the natural barriers of the body to isolate and maintain appropriate concentrations of drug at the site, thereby maximizing therapeutic value and minimizing adverse side effects.


  . Controlled Release Rate. We design our products to release drugs at a controlled rate in order to maintain the optimal dosage level at a target site and virtually eliminate variability in drug concentration over time.

  . Extended Delivery. We design our products to deliver drugs for extended, predetermined periods of time ranging from days to years, eliminating the risk of inconsistent administration.

   In addition, because our products in clinical trials deliver drugs already approved by the FDA for the treatment of other diseases and are based on Aeon technology used in our commercialized Vitrasert product, we believe we may be able to develop these and future products in less time, at a lower cost and with less risk than is typically associated with drug discovery and development.


                                  Our Strategy

   Our objective is to revolutionize the treatment of the severe and chronic diseases that we target and to develop products that become the standard of care for these diseases. In order to achieve this objective, we intend to:

  . Focus on severe and chronic diseases that represent significant market opportunities,

  . Rapidly commercialize our products for blinding eye diseases,

  . Extend our technologies into additional therapeutic areas,


  . Use both additional marketing alliances and independent marketing capabilities for the distribution of our products, and


  . Expand our manufacturing, sales and marketing capabilities.

                                ----------------

   Control Delivery Systems, Inc. is located at 313 Pleasant St., Watertown, Massachusetts 02472. Our telephone number is (617) 926-5000, and our web site address is www.controldelivery.com. The information on our web site is not incorporated as a part of this prospectus.


   Aeon(TM) and Ceredur(TM) are our trademarks. Vitrasert(R) and Envision TD(TM) are trademarks of Bausch & Lomb Incorporated. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                  The Offering


   Common stock offered by Control Delivery
Systems.......................................  5,400,000 shares



   Common stock to be outstanding after this
offering......................................  28,916,766 shares



   Use of proceeds............................
                                                For research, development and
                                                commercialization of our
                                                products, further development
                                                of our new facility, and
                                                general corporate purposes,
                                                including working capital.


   Proposed Nasdaq National Market symbol.....  CDSY

   The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares of common stock outstanding as of April 15, 2002. This number assumes the conversion into common stock of all our preferred stock outstanding on that date. It excludes 2,800,053 shares of common stock issuable upon exercise of stock options outstanding as of April 15, 2002 with a weighted average exercise price of $8.00 per share.





                                ----------------

   Except as otherwise indicated, all information in this prospectus assumes:

  . a nine-for-one split of our common stock immediately prior to the date of this prospectus and a corresponding adjustment in the conversion rate of our convertible preferred stock,


  . the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering,

  .  no exercise of the underwriters' over-allotment option, and

  . the filing of an amended and restated certificate of incorporation immediately prior to the date of this prospectus.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)


                                                                      Three Months Ended
                                  Year Ended December 31,                 March 31,
                          ------------------------------------------  ------------------  -------
                           1997    1998    1999      2000     2001       2001     2002
                          ------  ------  ------  ---------- -------  ---------- -------
                                                  (Restated)          (Restated)
Consolidated Statement of
 Operations Data:
Revenues:
 Collaborative research
  and development -
   related party........  $  --   $  --   $1,889   $ 4,025   $12,614    $2,577   $ 3,534
 Royalties - related
  party.................   1,109     638     496       380       265       120        43
 Government research
  grants................     240     477     400       524       287       130       --
                          ------  ------  ------   -------   -------    ------   -------
   Total revenues.......   1,349   1,115   2,785     4,929    13,166     2,827     3,577
                          ------  ------  ------   -------   -------    ------   -------
Operating expenses:
 Research and
  development ..........     845   1,156   1,549     7,033    11,915     1,999     3,717
 Royalties..............     492     315     496       356       131        60        21
 General and
  administrative .......     413     513     872     1,955     9,690     1,226     1,992
                          ------  ------  ------   -------   -------    ------   -------
   Total operating
    expenses............   1,750   1,984   2,917     9,344    21,736     3,285     5,730
                          ------  ------  ------   -------   -------    ------   -------
Loss from operations ...    (401)   (869)   (132)   (4,415)   (8,570)     (458)   (2,153)
Interest income, net....       7       3      38       804     1,346       439       200
                          ------  ------  ------   -------   -------    ------   -------
Loss before income
 taxes..................    (394)   (866)    (94)   (3,611)   (7,224)      (19)   (1,953)
Provision for income
 taxes..................     --      --      --       (192)      --        --        --
                          ------  ------  ------   -------   -------    ------   -------
Net income (loss).......    (394)   (866)    (94)   (3,803)   (7,224)      (19)   (1,953)
                          ------  ------  ------   -------   -------    ------   -------
Accretion of redeemable
 convertible preferred
 stock..................     --      --      --       (197)     (472)     (118)     (118)
                          ------  ------  ------   -------   -------    ------   -------
Net loss attributable to
 common stockholders....  $ (394) $ (866) $  (94)  $(4,000)  $(7,696)   $ (137)  $(2,071)
                          ======  ======  ======   =======   =======    ======   =======
Basic and diluted net
 loss per common share
 .......................  $(0.02) $(0.05) $(0.01)  $ (0.23)  $ (0.45)   $(0.01)  $ (0.12)
Shares used in computing
 basic and diluted net
 loss per common share
 .......................  18,000  18,453  19,056    17,759    17,231    17,205    17,474
Unaudited pro forma
 basic and diluted net
 loss per common share
 (1)....................                                     $ (0.31)            $ (0.08)
Shares used in computing
 unaudited pro forma
 basic and diluted net
 loss per common share
 (1)....................                                      23,006              23,249



                                    March 31, 2002
                         --------------------------------------
                                                   Pro Forma
                         Actual   Pro Forma (1) As Adjusted (2)
                         -------  ------------- ---------------
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $11,231     $11,231        $74,517
Working capital.........  12,703      12,703         75,989
Total assets............  41,527      41,527        104,813
Redeemable convertible
 preferred stock........  31,966         --             --
Total stockholders'
 (deficit) equity....... (10,488)     21,478         85,064

--------

(1) Gives effect to the conversion of all outstanding shares of redeemable convertible preferred stock into common stock at the beginning of the period.


(2) As adjusted to reflect the net proceeds from the sale of 5,400,000 shares of common stock in this offering, at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business and prospects could suffer significantly. In any of these cases, the market price of our common stock could decline, and you could lose all or part of your investment in our common stock.

We have a history of losses and, if we do not generate sufficient revenue from sales of our proposed products, we may not achieve profitability.


   We have incurred operating losses in each of our last three years and, as of March 31, 2002, we had an accumulated deficit of approximately $16.6 million. We expect to continue to incur losses over at least the next several years as we continue to incur increasing costs for research and development, clinical trials and other purposes. Royalties from sales of Vitrasert, our one commercial product, have declined in each of the past three years and in the first quarter of 2002, and we expect that they will not comprise a significant portion of our future revenue. As a result, our ability to achieve profitability depends upon our ability, alone or with others, to complete development of, obtain required regulatory clearances for and manufacture and market our proposed products.


If we experience difficulty raising needed capital in the future, the growth of our company may be curtailed.

   We have expended and will continue to expend substantial funds to complete the research, development, clinical testing, manufacturing and commercialization of our proposed products. We believe our current level of cash and anticipated future revenues under our existing agreements, together with the net proceeds from this offering, will be sufficient to support our current operating plan for at least the next two years. However, we may require additional funds if the research, development, approval and marketing of our products and the development of internal manufacturing, marketing and sales capabilities take longer or cost more than we expect, if any necessary increases or extensions of funding under our 1999 agreement with Bausch & Lomb are not approved or if that agreement is terminated. During 2002, we expect to incur research and development and general and administrative expenses of approximately $37 million, of which approximately $18 million relate to our three proposed eye products that we expect will be funded by Bausch & Lomb under our 1999 license agreement. However, we do not have any third-party funding for the development of any other products, and we may require additional funds to pursue their development. We expect our research and development costs associated with non-ophthalmic products to increase significantly in the future. Additional financing may not be available on acceptable terms, if at all, and we may need to delay, reduce the scope of, or eliminate one or more of our development programs, which could materially curtail the growth of our business.


If the clinical trials necessary to obtain regulatory approval of our proposed products are not successful, we or any marketing partner will be unable to sell them.


   Of our products, only Vitrasert has been approved for sale in the United States and foreign countries. Before we or any development partner can obtain approval from the Food and Drug Administration, or FDA, and foreign regulatory authorities to manufacture and sell our proposed products, pre-clinical studies and clinical trials must demonstrate that each of these products is safe for human use and effective for its targeted disease. Our proposed products are in various stages of pre-clinical and clinical testing. If clinical trials for our products are not successful, our products cannot be manufactured and sold, and we may be unable to generate future revenues sufficient to achieve profitability.

   Our product candidates for diabetic macular edema, posterior uveitis and wet age-related macular degeneration are in Phase II and III clinical trials that we estimate will take from one to three years or more to complete, even under expedited FDA review procedures. Our clinical trials may fail or be delayed by many factors, including the following:


  . inability to attract clinical investigators for trials,


  . inability to recruit patients at the expected rate,


  . failure of the trials to demonstrate a product's safety or efficacy,

  . unavailability of FDA accelerated approval processes,


  . inability to follow patients adequately after treatment,


  . changes in the design of a product,


  . inability to manufacture sufficient quantities of materials to use for clinical trials, and



  . unforeseen governmental or regulatory delays.



   Results from pre-clinical testing and early clinical trials often do not accurately predict results of later clinical trials. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which may delay, limit or prevent regulatory approval. We or independent investigators have tested our product candidates in clinical trials on only a limited number of patients, and any conclusions drawn from these trials are preliminary and subject to revision. Further trials may not be undertaken or may ultimately fail to establish the safety and efficacy of these products, and the FDA may not approve our products for manufacture and sale.


   Our proposed products may cause unacceptable side effects, which could delay, limit or prevent their regulatory approvals, or cause their regulatory approvals to be rescinded. Corticosteroids such as the one being utilized in our proposed ophthalmic products have expected localized side effects, including cataracts and elevated intraocular pressure. Some patients in early clinical trials of our ophthalmic products experienced these side effects, as well as optic nerve swelling. Some of these side effects were controlled with eyedrops or glaucoma surgery, while in other cases the implant had to be removed. The incidence of these side effects was generally lower in the eyes treated with lower dosages, and we intend to use these lower dosages in our subsequent clinical trials. However, these side effects may occur in patients receiving the lower dosages, and the lower dosages may not prove to be safe and effective.


   In a Phase I/II clinical study of our product for wet age-related macular degeneration, some patients experienced additional side effects such as retinal detachment, intra-retinal bleeding, retinal edema and visual abnormalities. While we believe that these additional side effects were related to the extremely poor condition of the eyes treated in the study, most of which had forms of macular eye disease other than age-related macular degeneration and a history of prior surgical interventions, these side effects may occur in future clinical trials, and our product for wet age-related macular degeneration may not prove to be safe and effective.




   Because our currently proposed products for the treatment of eye diseases employ the same technology and deliver the same drug, the failure of one of our products to demonstrate safety and efficacy in clinical trials may delay or prevent development or approval of our other products and hinder our ability to conduct related pre-clinical testing and clinical trials.

Fast track designation and orphan drug designation may not actually lead to faster development, regulatory review or approval.


   The FDA has granted fast track designation to our product for the treatment of diabetic macular edema and both fast track and orphan drug designation to our product for the treatment of posterior uveitis. Although these designations make these products eligible for expedited approval procedures, neither of these designations ensures faster development, review or approval compared to the conventional FDA procedures. The FDA may withdraw the fast track designations if it determines that the designations are no longer supported by emerging data from clinical trials and may withdraw the orphan drug or fast track designation if it determines that the criteria for those designations are no longer satisfied.


   We intend to rely upon the FDA's accelerated approval procedures under the fast track program to seek approval for our diabetic macular edema product in 2003. If the FDA does not approve our product utilizing accelerated approval procedures, its consideration of this product for approval would be delayed until 2006 or later following completion of additional clinical trials. Even if the FDA approves our diabetic macular edema product under the accelerated approval procedures, we will be required to conduct longer term, post-approval studies, and the FDA may withdraw its approval if we fail to conduct these studies or if they fail to verify that the product is safe and provides a clinically meaningful benefit to patients.


   Bausch & Lomb intends to seek approval for our uveitis product in 2003 using an expedited approval process that the FDA may discretionarily extend to products with orphan drug or fast track designation. If the FDA does not exercise its discretion to permit the current development strategy for this product, Bausch & Lomb may not be able to obtain approval based on data from the current clinical trials and may need to perform additional or different trials, which would delay FDA consideration of this product for approval.


   Because our initial clinical trial data will not provide three years of efficacy data, we expect the initial labeling period for our diabetic macular edema and uveitis products will be for less than three years. We expect to request supplemental approvals for these products to extend the labeling period if supported by subsequent data.




   Please see "Business--Government Regulation" for a more detailed description of fast track designation, orphan drug designation and related approval procedures.








Failure to demonstrate the consistent safety and efficacy of varying proportions of the different forms of the drug used in our proposed Aeon products for the treatment of eye disease could cause a significant increase in expense and delay in the commercialization of our proposed products.


   We use a compound, fluocinolone acetonide, as the active ingredient in our Aeon products for the treatment of diabetic macular edema, posterior uveitis and wet age-related macular degeneration. This compound exists primarily in two different forms. The implants used in clinical trials to date have employed a drug containing a combination of these two forms. However, we cannot be certain that future supplies of fluocinolone acetonide will contain these two forms in approximately the same proportions. We are presently investigating whether variations in the proportions of the two forms of our active ingredient would affect the stability, performance or manufacturing process for our products. If we are unable to demonstrate that different combinations of the two forms of our active ingredient are equivalent in these respects, we or Bausch & Lomb will either have to use only floucinolone acetonide containing the same combination of the two forms used in clinical trials or repeat some or all of the pre-clinical and clinical trials. Repeating pre-clinical or clinical testing of our proposed products could cause a significant increase in expense and delay in the commercialization of our proposed products.

If sufficient quantities of the drug used in our Aeon products are not available, we and our development partner may be unable to manufacture our products for testing or commercial sales.


   Sufficient quantities of the drug used in our Aeon products for the treatment of diabetic macular edema, posterior uveitis and wet age-related macular degeneration may not be available to support the continued research, development or manufacture of these products for commercial sale. The drug is currently available from a single outside source, and the supply of this drug could be terminated at any time. If we or our development partner experience a delay in obtaining or are unable to obtain this drug on terms we find commercially acceptable, or at all, from our current source, we may be required to attempt to obtain it from another source. Failure to identify and make commercially acceptable arrangements with such an alternate source could delay or stop development of our Aeon products currently in clinical trials.


If Bausch & Lomb terminates its agreements with us or does not successfully participate in the development of, manufacture, market, distribute and sell our ophthalmic products, we may not generate revenue or achieve profitability.


   Bausch & Lomb has exclusive rights to any products we develop to treat conditions of the eye, including Vitrasert and our three ophthalmic products currently in clinical trials. Bausch & Lomb is participating in and funding the development of these three products and will manufacture and sell them. We derived 86% of our total revenues in 1999, 89% of our total revenues in 2000, 98% of our total revenues in 2001 and 100% of our total revenues for the three months ended March 31, 2002 from our agreements with Bausch & Lomb. Bausch & Lomb can terminate its agreements with us at any time without cause and on short notice. Bausch & Lomb may change its strategic focus, pursue alternative technologies, develop competing products or take other actions which could result in its termination of the agreements. Since we do not currently have sufficient funding or the manufacturing or sales and marketing capabilities to fully commercialize all of our proposed products for the treatment of eye disease, any breach or termination of these agreements by Bausch & Lomb could delay or stop the development or commercialization of these products. If Bausch & Lomb fails to successfully participate in the development of, manufacture, market or sell our products on a timely basis, we may not generate revenue or achieve profitability.


If we change our estimates of the costs of completing research and development activities under our 1999 Bausch & Lomb agreement, we may, as a result of our accounting method, recognize significantly different revenue than anticipated during a reporting period.


   We use a percentage of completion method of accounting for revenues from research and development activities. We recognize revenues from collaborative research and development activities under our 1999 Bausch & Lomb agreement based on the actual costs incurred in relation to total estimated costs to complete research and development activities at each reporting period. We may need to change our estimates of the costs associated with completing research and development activities under the 1999 Bausch & Lomb agreement due to unforeseen increases or decreases in costs or other unforeseen events and circumstances. Because we receive such a large percentage of our total revenues from activities under this agreement, revisions in these cost estimates may require us to recognize significantly less or more revenue than anticipated for a particular period, or in some cases, even recognize negative revenue for a period. Significant and unexpected changes in revenue could result in a negative reaction from the investment community and a decline in our stock price.


If we do not successfully develop adequate manufacturing capabilities, we may be unable to produce our products in sufficient quantities or at an acceptable cost, if at all.

   We have limited manufacturing experience and have no experience manufacturing our products on a commercial scale. However, we intend to develop the capacity to manufacture all of our proposed products at an acceptable cost from early clinical trials through commercialization. We may be unable to develop this manufacturing capability in a cost-effective, timely fashion, or at all. If we are unable to develop an independent manufacturing capability, we will be dependent on third parties to manufacture our proposed products and may be unable to obtain these products in sufficient quantities or at an acceptable cost. Bausch & Lomb has the exclusive right to manufacture our ophthalmic products. Our agreement with Bausch & Lomb provides that we may serve as a primary or secondary manufacturer, but the manufacturing capability we are developing may not be required for these products.


   We are developing facilities to permit the commercial manufacture of our proposed products. However, the FDA and other regulators generally do not approve a facility for the manufacture of a pharmaceutical product until that product has itself been approved. The FDA or other regulators may not approve our facility or, once approved, may not continue to certify its compliance with FDA or other manufacturing standards. If these approvals are not obtained and maintained, the regulatory authorities could prevent us from manufacturing products at the facility, impose restrictions on the products we manufacture at the facility or require us to withdraw those products from the market.


If we do not successfully develop marketing and sales capabilities, we may be unable to market and commercialize our non-ophthalmic products successfully.

   We do not have significant internal marketing or sales capabilities and currently depend entirely on the marketing efforts of Bausch & Lomb with respect to our products for the treatment of eye disease. However, a key part of our strategy is to develop these capabilities to reduce our dependence on third parties for other products. If we do not successfully develop sales and marketing capabilities, we may be unable to compete effectively against our competitors, many of which have extensive and well-funded marketing and sales operations, and we may have to rely on arrangements with third parties. This may result in unexpected delays or failures to market and commercialize our proposed non-ophthalmic products successfully.


If users of our proposed products are unable to obtain adequate reimbursement from third-party payors, market acceptance of our proposed products may be limited.

   Successful commercialization of our proposed products will depend in part on the extent to which health care providers receive appropriate reimbursement levels from governmental authorities, private health insurers and other organizations for our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. If health care providers do not receive adequate reimbursement for our products, they or their patients may not use them.


If we cannot retain our key personnel or hire additional qualified personnel, we may experience delays or failures in product development or approval, loss of sales and diversion of management resources.

   Our success will depend to a significant degree upon the continued services of key management, technical and scientific personnel, including Paul Ashton, our President and Chief Executive Officer. Although we have obtained a key man life insurance policy on Dr. Ashton, this insurance may not adequately compensate us for the loss of his services. In addition, we must attract and retain other highly skilled personnel. Competition for qualified personnel in our industry is intense, and the process of hiring and integrating qualified personnel is often lengthy. We may not recruit qualified personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays or failures in product development or approval, loss of sales and diversion of management resources.

We expect intense competition from alternative treatments for our targeted diseases that may reduce or eliminate the demand for our products.

   We expect that our proposed products, if approved, will compete with existing therapies for our targeted diseases as well as new drugs, therapies, drug delivery systems or technological approaches that may be developed to treat these diseases or their underlying causes. We believe that academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies, including other drug delivery companies, are working to develop other drugs, therapies, drug delivery products, technological approaches and methods of preventing or treating diseases on which we focus. Any of these drugs, therapies, products, approaches or methods may receive government approval or gain market acceptance more rapidly than our proposed products, may offer therapeutic or cost advantages or may cure our targeted diseases or their underlying causes completely. This would reduce demand for our proposed products and could render them noncompetitive or obsolete. For example, sales of our Vitrasert product for the treatment of CMV retinitis, a disease which affects people with late-stage AIDS, have declined significantly because of new treatments that delay the onset of late-stage AIDS.

   For many of our targeted diseases, competitors have alternative therapies that are already commercialized or are in various stages of development ranging from discovery to advanced clinical trials. For example, Eli Lilly and Company is in advanced trials for its protein kinase C beta inhibitor for the treatment of diabetic macular edema. Novartis AG and QLT Inc. are currently marketing their Visudyne(TM) photodynamic therapy for the treatment of wet age-related macular degeneration. Octreotide, a Novartis product approved for cancer chemotherapy, is currently in Phase III clinical trials for the treatment of diabetic retinopathy. Novartis also markets a cyclosporine product for the treatment of uveitis. Oculex Pharmaceuticals, Inc. and Allergan, Inc. have entered into a collaboration agreement to develop products to treat diseases occurring in the retina and the back of the eye based on Oculex's drug delivery technologies. In addition, Allergan, EntreMed, Inc. and Oculex are collaborating on a program to develop a biodegradable implant for the treatment of age-related macular degeneration that is at the pre-clinical development stage. Eyetech Pharmaceuticals, Inc. has an intraocular injectable product in Phase II clinical trials to treat both wet age-related macular degeneration and diabetic eye disease. Alcon, Inc. is developing an ocular injection for the treatment of wet age-related macular degeneration and has recently reported promising data from its Phase II clinical trials of this product. Guilford Pharmaceuticals Inc. has developed its Gliadel(R) wafer implant for the treatment of brain tumors. Various cyclooxygenase 2, or COX-2, inhibitors, such as VIOXX(R) marketed by Merck & Co., Inc. and Celebrex(R) co-marketed in the United States by Pharmacia Corporation and Pfizer Inc., are used for the treatment of osteoarthritis.


   The capital resources, manufacturing and marketing experience, research and development resources and production facilities of many of our competitors and potential competitors are much greater than ours. Many of them also have much more experience in pre-clinical testing and clinical trials and in obtaining FDA and foreign approvals. In addition, they may succeed in obtaining patents that would make it difficult or impossible for us to compete with their products.



Patent protection for our products is important and uncertain. If we do not protect our intellectual property, we will be subject to increased competition.


   Our commercial success will depend in part on our ability to protect our proprietary products and processes from unauthorized use by third parties. We will only be able to protect our proprietary products and processes to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets.


   We try to protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third-party patents, related to proprietary technology, inventions and improvements that may be important to the development of our business. However, our patent position, like that of other biotechnology, pharmaceutical or medical device companies, is highly uncertain and involves complex legal and factual questions. The standards which the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is no uniform worldwide jurisprudence, or policy among patent offices, regarding the subject matter and scope of claims granted or allowable in medical device or pharmaceutical patents. Consequently, we cannot be certain as to the type and scope of patent claims that may be issued to us or our licensors, or the extent to which any issued claims may be upheld, may be enforceable or may be substantially narrowed by litigation or government agency actions. In addition, the agreements under which we license third-party patents require that we meet specified diligence requirements in order to keep our licenses. We cannot be certain that we will satisfy these requirements.


   Prior art may reduce the scope or protection of, or invalidate, patents. Previously conducted research or published discoveries of compounds or processes may prevent patents from being granted, invalidate issued patents or narrow the scope of any protection obtained. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain patents, may enable other companies to develop products that compete with ours on the basis of the same or similar technology. As a result, any patents that we own or license from others may not provide any or sufficient protection against competitors.


   We also rely on trade secrets, know-how and technology which are not protected by patents to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees, and consultants. Any of these parties could breach the agreements and disclose our confidential information, or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be materially harmed.


Protecting our proprietary technology is expensive, and if our technology infringes the intellectual property rights of others, we may be unable to manufacture and sell our proposed products.


   Obtaining and protecting patent and proprietary rights is expensive. Patents must be prosecuted and may be challenged, invalidated or circumvented or may interfere with the patents of others. We or our licensors may need to participate in proceedings before patent offices or resort to litigation to enforce patents or to determine the scope and validity of our or a third party's proprietary rights. We could incur substantial costs in connection with any proceeding or litigation, and our management's efforts would be diverted, regardless of the results of the proceeding or litigation.


   Issued patents or pending applications that issue may restrict or prevent the manufacture and sale of our proposed products, and we or our development partners may be subject to infringement claims based on current or later granted patents. An unfavorable decision in any proceeding or litigation could result in significant liabilities to third parties, require us and our development partner to cease manufacturing or selling the affected products or using the affected processes, prevent us from extending our technologies into new products and areas or require us to license the disputed rights from third parties. In such an event, our business would be harmed if we could not obtain a license on commercially reasonable terms or at all, or if we were unable to redesign our products or processes to avoid infringement.





Because of the nature of our products, we could be exposed to significant product liability claims which could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

   Because our proposed products are designed to be implanted in the body, and because medical outcomes are inherently uncertain, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us. We have insured against claims that may be brought against us in connection with clinical trials and commercial sales of our products. However, this insurance may not fully cover the costs of claims or damages we might be required to pay. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. Product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could also significantly harm our reputation and delay or prevent market acceptance of our products.


The market price of our common stock after this offering may fluctuate widely and rapidly and may fall below the initial public offering price.

   There is currently no public market for our common stock, and an active trading market may not develop or be sustained after this offering. We and the underwriters' representatives will negotiate an initial public offering price that may not be indicative of the market price for our common stock after this offering. As a result, the market price of our stock could fall below the initial public offering price. In addition, the securities of many biotechnology, drug development and pharmaceutical companies have experienced extreme price and trading volume fluctuations in recent years, often unrelated or disproportionate to the companies' operating performances. The market price of our common stock could fluctuate significantly as a result of many factors including:


  . results of clinical trials,


  . receipt and timing of FDA approvals of our products, if granted, and withdrawals of approval, if any,


  . receipt of payments from collaborative development partners, including
    Bausch & Lomb,


  . amendments to or the termination of agreements with collaborative development partners, including Bausch & Lomb,


  . our financial performance,

  . failure to meet analysts' or investors' expectations,

  . economic and stock market conditions,

  . changes in evaluations and recommendations by securities analysts following our stock or our industry generally,


  . announcements by other companies in our industry,


  . changes in business or regulatory conditions,

  . announcements or implementation by us or our competitors of technological innovations or new products,

  . advancements with respect to treatment of the diseases treated by our products,


  . the trading volume of our common stock, or

  . other factors unrelated to our company or industry.

   Following periods of volatility in the market price of a company's securities, stockholders often have instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert the attention of management, and, if adversely determined, could require us to pay significant damages.

If we or our stockholders sell substantial amounts of our common stock after the offering, the market price of our common stock may decline.

   Our sale or the resale by our stockholders of shares of our common stock after this offering could cause the market price of our common stock to decline. After this offering, we will have 28,916,766 shares of common stock outstanding, based on the number of shares of common stock outstanding on April 15, 2002. All of the shares sold in this offering will be freely transferable without restriction.


   As of April 15, 2002, options to purchase 2,800,053 shares of our common stock were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to five years following the date of grant. We intend to file a registration statement following this offering to permit the sale of shares of our common stock issuable upon exercise of these options.

   The holders of the common stock issuable upon conversion of our preferred stock and holders of a substantial portion of our outstanding common stock have registration rights with respect to the resale of their shares to the public. Please read our discussion of registration rights under "Description of Capital Stock."

   The holders of substantially all of our stock will have signed lock-up agreements before the commencement of this offering. Under these lock-up agreements, these stockholders have agreed, subject to certain limited exceptions, not to sell any shares owned by them as of the effective date of this prospectus for a period of 180 days after that date, unless they first obtain the written consent of Deutsche Bank Securities Inc. At the end of 180 days, unless earlier waived by Deutsche Bank Securities Inc., lock-up restrictions covering approximately 23,175,000 shares of our common stock will end.


You will experience immediate and substantial dilution.

   If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of approximately $10.05 per share, representing the difference between our net tangible book value per share after giving effect to this offering and the initial public offering price. For more information, see "Dilution."


Provisions of our certificate of incorporation, our by-laws and Delaware law may delay or prevent a change in our management.

   Provisions of our certificate of incorporation, our by-laws and Delaware law could delay or prevent a change in our management, even if the stockholders desire such a change. Our certificate of incorporation and by-laws contain the following provisions, among others, which may inhibit a change in our management:

  . a board of directors that is staggered in three classes,

  . advance notification procedures for matters to be brought before stockholder meetings,

  . a limitation on who may call stockholder meetings,

  . a prohibition on stockholder action by written consent, and

  . an authorization of 20,000,000 shares of undesignated preferred stock that we may issue with special rights, preferences and privileges and that we could use, for example, to implement a rights plan or poison pill.

   These provisions can make it more difficult for common stockholders to replace members of the board of directors and our current management team. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any "interested stockholder," meaning generally a stockholder who beneficially owns more than 15% of our stock, for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors. These provisions could have the effect of delaying or preventing a change in control. For a more complete discussion of these provisions of Delaware law, please see "Description of Capital Stock-- Anti-Takeover Provisions--Delaware Law."

If they act together, our directors, officers and significant shareholders can control matters requiring stockholder approval because they beneficially own a large percentage of our common stock, and they may vote this common stock in a way with which you do not agree.


   After this offering, our directors, officers and significant shareholders will beneficially own a majority of the outstanding shares of our stock. As a result, if these persons act together, they will have the ability to exercise substantial control over our affairs and corporate actions requiring stockholder approval, including the election of directors, a sale of substantially all our assets, a merger with another entity or an amendment to our certificate of incorporation. If they act together, these stockholders could use their ownership position to delay, deter or prevent a change in control. Also, their aggregate ownership could adversely affect the price that investors might be willing to pay in the future for shares of our common stock.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains statements, principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," regarding our expectations about our future performance. Generally, you can identify these statements by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or other similar terminology. These statements discuss our future expectations, contain projections of our future results or financial position or provide other "forward-looking" information that may involve risks and uncertainties. Our actual results could differ significantly from the results discussed in these statements. Factors that could cause or contribute to these differences include those discussed in "Risk Factors." You should carefully consider that information before you make an investment decision. We may not update these forward-looking statements after the date of this prospectus, even if our prospects change. You should not place undue reliance on these statements. Although we believe that the expectations reflected in these statements are reasonable, we cannot guarantee our future results, performance or achievements.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from this offering of approximately $63 million, at an assumed initial public offering price of $13.00 per share, net of estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be approximately $73 million.


   We expect to use the net proceeds from this offering as follows:

  . approximately $36 million for research, development and commercialization of our proposed products,


  . approximately $13 million for the further development of our new facility and other capital expenditures, and




  . approximately $14 million for general corporate purposes, including working capital.


   As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering. Accordingly, our management will have broad discretion in the application of the net proceeds.

   Pending these uses, we intend to invest the net proceeds in interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

   We have never declared or paid dividends on our capital stock and do not anticipate declaring or paying any dividends in the foreseeable future. We currently intend to retain any future earnings for the expansion of our business.

                                 CAPITALIZATION

   The following table sets forth the following information as of March 31, 2002:


  .  our actual capitalization,

  . our pro forma capitalization after giving effect to the conversion of all outstanding convertible preferred stock into common stock and the filing of amendments to our certificate of incorporation to authorize 100,000,000 shares of common stock, eliminate all existing series of preferred stock and authorize 20,000,000 shares of undesignated preferred stock, and


  . our pro forma as adjusted capitalization, reflecting the sale of 5,400,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.



                                                 As of March 31, 2002 (1)
                                               -------------------------------
                                                           Pro      Pro Forma
                                                Actual    Forma    As Adjusted
                                               --------  --------  -----------
                                                (in thousands, except share
                                                           data)
Series A redeemable convertible preferred
 stock, $0.01 par value; 650,000 shares
 authorized, 641,642 shares issued and
 outstanding, actual; no shares authorized,
 issued and outstanding, pro forma and pro
 forma as adjusted ........................... $ 31,966  $    --    $    --
                                               ========  ========   ========
Stockholders' (deficit) equity:
  Undesignated preferred stock, $0.01 par
   value; 1,350,000 shares authorized, no
   shares issued and outstanding, actual;
   20,000,000 shares authorized, no shares
   issued and outstanding, pro forma and pro
   forma as adjusted..........................      --        --         --
  Common stock, $0.01 par value; 27,000,000
   shares authorized, 17,577,162 shares issued
   and outstanding, actual; 100,000,000 shares
   authorized, 23,351,940 shares issued and
   outstanding pro forma; 100,000,000 shares
   authorized, 28,751,940 shares issued and
   outstanding, pro forma as adjusted.........      175       233        287
  Additional paid-in capital..................    6,216    38,124    101,356
  Deferred compensation.......................     (209)     (209)      (209)
  Accumulated other comprehensive income .....      (28)      (28)       (28)
  Accumulated deficit.........................  (16,642)  (16,642)   (16,642)
                                               --------  --------   --------
    Total stockholders' (deficit) equity......  (10,488)   21,478     84,764
                                               --------  --------   --------
      Total capitalization.................... $ 21,478  $ 21,478   $ 84,764
                                               ========  ========   ========


--------

(1) Excludes 2,800,053 shares subject to outstanding options with a weighted average exercise price of $8.00 per share as of March 31, 2002 and 164,826 shares of common stock issued upon the cashless exercise of outstanding warrants in April 2002.

                                   DILUTION

   The historical net tangible book value of our common stock as of March 31, 2002 was a deficit of $10.5 million, or ($0.60) per share, based on the number of common shares outstanding as of March 31, 2002. Historical net tangible book value per common share is equal to our total tangible assets less total liabilities and redeemable convertible preferred stock , divided by the number of shares of common stock outstanding as of March 31, 2002.


   Our pro forma net tangible book value as of March 31, 2002 was $21.5 million, or $0.92 per share, assuming conversion of all outstanding shares of convertible preferred stock into shares of our common stock on the closing of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, and then divided by the total number of shares of common stock outstanding after giving effect to the conversion of all shares of outstanding preferred stock upon closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount paid per share by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 5,400,000 shares of common stock offered by us at an assumed initial public offering price of $13.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 2002 would have been $84.8 million or $2.95 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.03 per share to existing stockholders and an immediate dilution of $10.05 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this dilution on a per share basis:



   Assumed public offering price...............................         $13.00
                                                                        ------
     Historical net tangible book value as of March 31, 2002... $(0.60)
     Increase attributable to the conversion of preferred
      stock....................................................   1.52
                                                                ------
     Pro forma net tangible book value as of March 31, 2002....           0.92
     Increase attributable to new investors in this offering...           2.03
                                                                        ------
   Pro forma net tangible book value after the offering........         $ 2.95
                                                                        ------
   Dilution to new investors...................................         $10.05
                                                                        ======


   If the underwriters exercise their option to purchase additional shares in the offering, the pro forma net tangible book value per share after the offering would be $3.20 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $2.28 per share and the dilution to new investors purchasing shares in this offering would be $9.80 per share.


   The following table summarizes, as of March 31, 2002, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share:



                                Shares Purchased  Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 23,351,940    81%  $ 38,357,000    35%   $  1.65
New investors.................  5,400,000    19     70,200,000    65      13.00
                               ----------   ---   ------------   ---
    Totals.................... 28,751,940   100%  $108,557,000   100%
                               ==========   ===   ============   ===


   The preceding tables assume no exercise of stock options outstanding as of March 31, 2002. As of March 31, 2002, 2,800,053 shares were subject to outstanding options at a weighted average exercise price of $8.00 per share. These tables also do not reflect our issuance in April 2002 of 164,826 shares of common stock upon the cashless exercise of warrants outstanding as of March 31, 2002. If all of these options and warrants had been exercised at March 31, 2002, the total dilution per share to new investors would be $9.58.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the selected consolidated financial data set forth on the following page in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data at December 31, 2000 and 2001 are derived from financial statements included elsewhere in the prospectus that have been audited by PricewaterhouseCoopers LLP, independent accountants. The statement of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from our audited financial statements which are not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2001 and 2002 and the consolidated balance sheet data at March 31, 2002 have been taken from our unaudited consolidated financial statements that are included elsewhere in this prospectus and which include, in our opinion, all adjustments necessary for a fair presentation of such data. Historical results are not necessarily indicative of results to be expected for any future period. Pro forma information reflects the conversion of 641,642 shares of our Series A convertible preferred stock into 5,774,778 shares of common stock upon the closing of this offering as if converted at the beginning of the period.

                                                                      Three Months Ended
                                  Year Ended December 31,                 March 31,
                          ------------------------------------------  ------------------  -------
                           1997    1998    1999      2000     2001       2001     2002
                          ------  ------  ------  ---------- -------  ---------- -------
                                                  (Restated)          (Restated)
                                    (in thousands, except per share data)
Consolidated
 Statement of
 Operations Data:
Revenues:
 Collaborative research
  and development -
  related party.........  $  --   $  --   $1,889   $ 4,025   $12,614    $2,577   $ 3,534
 Royalties - related
  party.................   1,109     638     496       380       265       120        43
 Government research
  grants................     240     477     400       524       287       130       --
                          ------  ------  ------   -------   -------    ------   -------
   Total revenues ......   1,349   1,115   2,785     4,929    13,166     2,827     3,577
                          ------  ------  ------   -------   -------    ------   -------
Operating expenses:
 Research and
  development...........     845   1,156   1,549     7,033    11,915     1,999     3,717
 Royalties..............     492     315     496       356       131        60        21
 General and
  administrative........     413     513     872     1,955     9,690     1,226     1,992
                          ------  ------  ------   -------   -------    ------   -------
   Total operating
    expenses............   1,750   1,984   2,917     9,344    21,736     3,285     5,730
                          ------  ------  ------   -------   -------    ------   -------
Loss from operations....    (401)   (869)   (132)   (4,415)   (8,570)     (458)   (2,153)
Interest income, net....       7       3      38       804     1,346       439       200
                          ------  ------  ------   -------   -------    ------   -------
Loss before income
 taxes..................    (394)   (866)    (94)   (3,611)   (7,224)     (19)    (1,953)
Provision for income
 taxes..................     --      --      --       (192)      --        --        --
                          ------  ------  ------   -------   -------    ------   -------
Net income (loss).......    (394)   (866)    (94)   (3,803)   (7,224)      (19)   (1,953)
Accretion of redeemable
 convertible preferred
 stock..................     --      --      --       (197)     (472)     (118)     (118)
                          ------  ------  ------   -------   -------    ------   -------
Net loss attributable to
 common stockholders....  $ (394) $ (866) $  (94)  $(4,000)  $(7,696)   $ (137)  $(2,071)
                          ======  ======  ======   =======   =======    ======   =======
Basic and diluted net
 loss per common share..  $(0.02) $(0.05) $(0.01)  $ (0.23)  $ (0.45)   $(0.01)  $ (0.12)
Shares used in computing
 basic and diluted net
 loss per common share..  18,000  18,453  19,056    17,759    17,231    17,205    17,474
Unaudited pro forma
 basic and diluted net
 loss per common share..                                     $ (0.31)            $ (0.08)
Shares used in computing
 unaudited pro forma
 basic and diluted
 net loss per common
 share..................                                      23,006              23,349



                                    December 31,                 March 31,
                         --------------------------------------  ---------
                         1997  1998   1999      2000     2001      2002
                         ----  ----  ------  ---------- -------  ---------
                                             (Restated)
                                          (in thousands)
Consolidated Balance Sheet
 Data:
Cash and cash
 equivalents............ $124  $129  $1,144   $18,789   $13,387   $11,231
Working capital......... (535) (485)   (522)   23,726    15,431    12,703
Total assets............  375   286   1,525    34,304    40,604    41,527
Redeemable convertible
 preferred stock........  --    --      --     31,376    31,848    31,966
Total stockholders'
 deficit................ (597) (449)   (253)   (6,194)   (8,592)  (10,488)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Overview

   We design, develop and manufacture innovative sustained-release drug delivery products. Since our founding in 1991, we have been primarily engaged in the research and development of products using our proprietary technologies. To date, we have developed one commercial product, Vitrasert, for the treatment of CMV retinitis, a blinding eye disease that affects late-stage AIDS patients, that has been sold since 1996. We have three additional products in advanced clinical trials. Our revenues are currently derived primarily from payments for research and development, achievement of milestones and license fees under our 1999 collaborative licensing and development agreement with Bausch & Lomb, all of which we record as collaborative research and development revenue, and royalties, which we record as royalties revenue. We have also recognized revenue from funding received under government research grants. We have licensed patents from the University of Kentucky Research Foundation, or the UKRF, and pay royalties to the UKRF for products which use technology covered by these patents.


   In 1992, we entered into a licensing and development agreement with Chiron Vision Corporation for the development and commercialization of Vitrasert. Chiron Vision began selling Vitrasert in 1996 following FDA approval, and paid us royalties on those sales. Bausch & Lomb acquired this agreement in connection with its acquisition of Chiron Vision in 1997. Bausch & Lomb has continued to market and sell Vitrasert and pay us royalties on those sales. We derived 18% of our total revenues in 1999, 8% of our total revenues in 2000, 2% of our total revenues in 2001 and 1% of our total revenues for the three months ended March 31, 2002 from sales of Vitrasert. Improvements in the treatment of AIDS/HIV have significantly decreased the incidence of CMV retinitis in the more developed nations that have the resources to provide advanced medical care, and sales of Vitrasert have declined each year since 1997. As a result, our royalty revenues from sales of Vitrasert have declined, and the royalties we pay to the UKRF on those sales have declined proportionately. Due to decreases in sales and the fee required to maintain government authorization in the European Union, Bausch & Lomb recently voluntarily withdrew its governmental authorization to market Vitrasert in the European Union.


   In June 1999, we entered into a licensing and development agreement with Bausch & Lomb to develop and market products for the treatment of eye diseases other than CMV retinitis. Under this agreement, Bausch & Lomb has committed to fund budgeted research and development performed by them and by us with respect to our proposed products for the treatment of three blinding eye diseases, and to make license fee and milestone payments to us. Bausch & Lomb's total commitment under this agreement, as amended effective December 31, 2001, is approximately $206.4 million. Included in this commitment is a total of approximately $137.0 million of collaborative research and development, milestone and license fee payments Bausch & Lomb has agreed to make to us, approximately $36.5 million of which we have received as of March 31, 2002. Bausch & Lomb has an exclusive license to market and sell our products for the treatment of eye diseases and has agreed to pay us royalties on sales of these products. Through March 31, 2002, we have incurred approximately $20.8 million of total expenses relating to our research and development effort for our ophthalmic Aeon implants under this agreement. Of these expenses, approximately $14.0 million were categorized in accordance with generally accepted accounting principles as research and development expenses in our financial statements, and the remaining expenses were categorized as general and administrative expenses. The three products under this agreement are currently in Phase III, Phase IIb/III and Phase II clinical trials. We are unable to predict the date of completion of these or any other clinical trials that may be required, but we estimate that, even under accelerated FDA approval procedures, they will take from one to three years or more. For a discussion of many of the risks and uncertainties associated with successfully completing clinical trials for our proposed products and the costs of this effort, see "Risk Factors" including "--If we experience difficulty raising needed capital in the future, the growth of our company may be curtailed," "--If we do not successfully complete clinical trials necessary to obtain regulatory approval of our proposed products, we will be unable to market them," and "--Fast track designation and orphan drug designation may not actually lead to faster development, regulatory review or approval."


   We derived 86% of our total revenues in 1999, 89% of our total revenues in 2000, 98% of our total revenues in 2001, 95% of our total revenues for the three months ended March 31, 2001 and 100% of our total revenues for the three months ended March 31, 2002 from our agreements with Bausch & Lomb. As of April 15, 2002, Bausch & Lomb owned approximately 23% of our outstanding common stock.


   We have also received government research grants that fund the cost of research and development relating to aspects of our proposed products. The government reimburses us for expenditures made for research authorized under these grants. Through March 31, 2002, we had recognized $2.1 million in government research grant revenue.


   Reimbursement under government grants is available only for approved costs which must be substantiated in accordance with government record-keeping requirements and are subject to government review and audit. Reviews and audits may result in refunds or penalties, such as restrictions or prohibitions on eligibility for future grants. Government grant recipients are also required to submit various reports and certifications. As a result of a recent internal compliance review, we have determined that we had some deficiencies in grant administration that do not affect the scientific integrity of the grants, including expense reimbursements that do not satisfy government requirements and overdue reports. We have disclosed these deficiencies to the government and expect to make repayment to the government when the amounts are finalized and to file overdue reports when they are completed. As a result, we have included $563,000 at March 31, 2002 in accrued expenses with respect to the estimated repayment and have restated government grant revenues and related items for the year ended December 31, 2000 and the three months ended March 31, 2001. Please see note 14 to the Consolidated Financial Statements for further details. We do not believe the deficiencies in grant administration including the repayment will have any material adverse effect on us or our financial position. We do not intend to conduct further research under our existing government grants or to seek future government grants.


Critical Accounting Policy


   The following is a description of our revenue recognition policy, which we believe is both important to the portrayal of our financial condition and results and requires our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements.



   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101, which clarifies the Securities and Exchange Commission's views regarding recognition of revenue. We adopted SAB 101 retroactively to 1993.

   We recognize nonrefundable collaborative research and development payments under our 1999 agreement with Bausch & Lomb, and will recognize such payments under any future licensing and development agreements, as revenue on a percentage of completion accounting basis, in accordance with SAB 101. Application of this policy requires that we make the following calculations at the end of each reporting period to determine our revenue from these agreements during that period:


  . First, we determine the actual costs we have incurred through the end of the reporting period related to the agreement, and add to that amount the costs we expect to incur in the future to complete the agreement, to arrive at the total cost we expect to incur from inception to completion of the agreement.


  . We then divide the actual costs we have incurred through the end of the reporting period related to the agreement by the total costs we expect to incur from inception to completion to arrive at the percentage of the agreement we have completed at the end of the reporting period.


  . We multiply this percentage by the sum of total license fees received, milestones earned and research and development payments we have received and expect to receive under the agreement, and subtract revenue we have recognized under the agreement during previous reporting periods, to arrive at the amount of revenue related to the agreement we will recognize for the reporting period.


   We consider contingent payments, such as milestone payments, to be earned only after we have satisfied all the contingencies related to the payment and our collaboration partner is obligated to make the payment to us.








   We evaluate our collaborative agreement each quarter to determine the appropriate revenue recognition for that period. The evaluation includes all of the potential revenue components from the collaborative agreement. In addition, we evaluate our estimates periodically in light of increases in costs or other unforeseen events and circumstances. Changes to our estimates may materially increase or decrease our revenue for current and future periods.


   Application of the percentage of completion accounting method requires us to use a significant degree of judgment. It is difficult to estimate the time and costs of completing research and development activities under our 1999 agreement with Bausch & Lomb in light of the uncertainties involved in the clinical development of the products covered by the agreement. Decreasing the estimated costs of completion could materially accelerate our recognition of revenues, while increasing the estimated costs of completion could materially delay our recognition of revenues.


   When the total amount we have been paid and are due under our 1999 agreement with Bausch & Lomb exceeds the revenue we have recognized under this agreement, we record the difference as deferred revenue. We recognize this deferred revenue over the remaining performance period in a manner similar to that described above.


   In contrast to our recognition of a portion of license fees we receive under our 1999 agreement with Bausch & Lomb over the remainder of the development term, we recognize any corresponding royalty due to the UKRF as expense in full at the time a contingency has been removed and Bausch & Lomb becomes obligated to make the related license fee or royalty payment to us. Consequently, we will generally recognize royalty expense for license fees in earlier periods than we recognize the corresponding revenue.


   We recognize royalty revenue based on sales of licensed products in licensed territories as reported by licensees, which is generally in the period the sales occur.


   We recognize government research grants as revenue when we incur the related expense.

Results of Operations

 Three months ended March 31, 2002 and 2001


   Revenues. Total revenues increased $750,000, or 27%, to $3.6 million for the three months ended March 31, 2002, from $2.8 million for the three months ended March 31, 2001.


   Collaborative research and development revenue increased $957,000, or 37%, to $3.5 million for the three months ended March 31, 2002, from $2.6 million for the three months ended March 31, 2001. The increase was due primarily to increased research and development activities under our 1999 agreement with Bausch & Lomb.


   Royalties revenue decreased $77,000, or 64%, to $43,000 for the three months ended March 31, 2002, from $120,000 for the three months ended March 31, 2001. The decrease was due to a decrease in Vitrasert royalties paid to us as the result of lower Vitrasert sales.


   Government research grants revenue decreased $130,000, or 100%, to $0, for the three months ended March 31, 2002, from $130,000 for the three months ended March 31, 2001. During the three months ended March 31, 2002, we did not perform any research for which we expect to receive reimbursement under government grants. We do not intend to conduct further research under government grants.


   Research and Development. Research and development expenses increased $1.7 million, or 86%, to $3.7 million for the three months ended March 31, 2002, from $2.0 million for the three months ended March 31, 2001. The increase was due to increased clinical and pre-clinical trial activity and the hiring of additional research and development personnel. We believe that our research and development expenses will continue to increase as we conduct late-stage clinical trials and continue to hire additional personnel. We expect that research and development expenses will increase substantially in the future as we expand our development efforts on non-ophthalmic products, which we plan to fund from either our own resources or through strategic partnerships.


   Royalties. Royalties expense decreased $39,000, or 65%, to $21,000 for the three months ended March 31, 2002, from $60,000 for the three months ended March 31, 2001. The decrease was attributable to decreased royalty payments to the UKRF as the result of lower Vitrasert sales.


   General and Administrative. General and administrative expenses increased $766,000, or 62%, to $2.0 million for the three months ended March 31, 2002, from $1.2 million for the three months ended March 31, 2001. The increase was due primarily to the hiring of administrative staff to manage and support the growth of our business. We believe that general and administrative expenses will increase in the future as we hire additional personnel and incur increased costs of outside professional services as a public company.


   Interest Income. Interest income decreased $239,000 to $200,000 for the three months ended March 31, 2002, from $439,000 for the three months ended March 31, 2001. The decrease was due to decreased interest earned from our lower average outstanding balances of cash and cash equivalents and short-term investments.


 Years ended December 31, 2001 and 2000


   Revenues. Total revenues increased $8.2 million, or 167%, to $13.2 million for the year ended December 31, 2001, from $4.9 million for the year ended December 31, 2000.

   Collaborative research and development revenue increased $8.6 million, or 213%, to $12.6 million for the year ended December 31, 2001, from $4.0 million for the year ended December 31, 2000. The increase was due primarily to increased research and development activities, as well as milestone payments under our 1999 agreement with Bausch & Lomb.


   Royalties revenue decreased $115,000, or 30%, to $265,000 for the year ended December 31, 2001, from $380,000 for the year ended December 31, 2000. The decrease was due to a decrease in Vitrasert royalties paid to us as the result of lower Vitrasert sales.


   Government research grants revenue decreased $237,000, or 45%, to $287,000, for the year ended December 31, 2001, from $524,000 for the year ended December 31, 2000. This decrease was caused by a decrease in our research and development activities associated with and funded by these grants.


   Research and Development. Research and development expenses increased $4.9 million, or 69%, to $11.9 million for the year ended December 31, 2001, from $7.0 million for the year ended December 31, 2000. The $7.0 million of research and development expenses for the year ended December 31, 2000 included $3.4 million of non-cash charges for stock-based compensation. The increase was due to increased clinical and pre-clinical trial activity and the hiring of additional research and development personnel.


   Royalties. Royalties expense decreased $225,000, or 63%, to $131,000 for the year ended December 31, 2001, from $356,000 for the year ended December 31, 2000. The decrease was attributable to decreased royalty payments to the UKRF as the result of lower Vitrasert sales.


   General and Administrative. General and administrative expenses increased $7.7 million, or 396%, to $9.7 million for the year ended December 31, 2001, from $2.0 million for the year ended December 31, 2000. The increase was due primarily to the hiring of administrative staff to manage and support the growth of our business, increased professional fees and marketing expenses, and non-cash charges for stock-based compensation.


   Interest Income. Interest income, net of interest expense, increased $542,000 to $1.3 million for the year ended December 31, 2001, from $804,000 for the year ended December 31, 2000. The increase was due to increased interest earned from our higher average outstanding balances of cash and cash equivalents and short-term investments following our sale of Series A redeemable convertible preferred stock in August 2000.


 Years ended December 31, 2000 and 1999

   Revenues. Total revenues increased $2.1 million, or 77%, to $4.9 million for the year ended December 31, 2000, from $2.8 million for the year ended December 31, 1999.


   Collaborative research and development revenue increased $2.1 million, or 113%, to $4.0 million for the year ended December 31, 2000, from $1.9 million for the year ended December 31, 1999. The increase was due to both increased research and development activities and additional license fee and milestone payments under our 1999 agreement with Bausch & Lomb.


   Royalties revenue decreased $116,000, or 23%, to $380,000 for the year ended December 31, 2000, from $496,000 for the year ended December 31, 1999. This decrease was due to a decrease in Vitrasert royalties paid to us as the result of lower Vitrasert sales.

   Government research grants revenue increased $124,000, or 31%, to $524,000 for the year ended December 31, 2000, from $400,000 for the year ended December 31, 1999. This increase was caused by an increase in our research and development activities associated with and funded by these grants.


   Research and Development. Research and development expenses increased $5.5 million, or 354%, to $7.0 million for the year ended December 31, 2000, from $1.5 million for the year ended December 31, 1999. The increase was due to our conducting an increased number of pre-clinical and clinical trials, hiring of additional research and development personnel and a $3.4 million non-cash, stock-based compensation charge related to common stock grants to consultants for services previously rendered.


   Royalties. Royalties expense decreased $140,000, or 28%, to $356,000 for the year ended December 31, 2000, from $496,000 for the year ended December 31, 1999. The decrease was attributable to decreased royalty payments to the UKRF as the result of lower Vitrasert sales.


   General and Administrative. General and administrative expenses increased $1.1 million, or 124%, to $2.0 million for the year ended December 31, 2000, from $872,000 for the year ended December 31, 1999. The increase was due to our hiring of additional administrative staff to manage and support the growth of our business, increased costs of outside professional services associated with our intellectual property and increased charges for non-cash, stock-based compensation.


   Interest Income. Interest income, net of interest expense, increased $766,000 to $804,000 for the year ended December 31, 2000, from $38,000 for the year ended December 31, 1999. The increase was due to increased interest earned from our higher average outstanding balances of cash and cash equivalents following our sale of Series A redeemable convertible preferred stock in August 2000. The increase was partially offset by interest expense on a note payable related to a repurchase of our common stock.


Liquidity and Capital Resources

   For the period from January 1, 1999 through March 31, 2002, we financed our operations through sales of common and preferred stock, which totaled $32.3 million, payments received under our 1999 agreement with Bausch & Lomb, which totaled $36.5 million, royalties received, which totaled $1.2 million, and funding under government research grants, which totaled $1.9 million.


   Cash provided by operating activities was $1.2 million for the year ended December 31, 1999, cash used in operating activities was $275,000 for the year ended December 31, 2000, cash provided by operating activities was $6.7 million for the year ended December 31, 2001, and cash used in operating activities was $1.8 million for the three months ended March 31, 2002. The decrease in cash provided by operating activities from the year ended December 31, 1999 to the year ended December 31, 2000 was primarily due to an increase in accounts receivable due to the achievement of a milestone under our 1999 agreement with Bausch & Lomb which was not paid until 2001 and an increase in other assets caused by our deferral of the costs of this offering until its completion. The increase in cash provided by operating activities from the year ended December 31, 2000 to the year ended December 31, 2001 was due primarily to the receipt of collaborative research and development payments and milestone payments under our 1999 agreement with Bausch & Lomb. The decrease in cash provided by operating activities for the three months ended March 31, 2002 was primarily due to our net loss combined with an increase in accounts receivable for future milestone payments under our 1999 agreement with Bausch & Lomb, partially offset by an increase in deferred revenue due to payments received under our 1999 agreement with Bausch & Lomb in advance of our recognition of the related revenue.

   Cash used in investing activities was $252,000 for the year ended December 31, 1999, $12.1 million for the year ended December 31, 2000, $12.2 million for the year ended December 31, 2001 and $604,000 for the three months ended March 31, 2002. The increase in cash used in investing activities from the year ended December 31, 1999 to the year ended December 31, 2000 was primarily due to the purchase of $10.9 million in short-term investments. The increase in cash used in investing activities from the year ended December 31, 2000 to the year ended December 31, 2001 was primarily due to capital expenditures of $6.9 million, including the purchase of a manufacturing facility, and the net effects of our short-term investing activities which resulted in the net purchase of $5.3 million of short-term investments during 2001. The cash used in investing activities for the three months ended March 31, 2002 was primarily due to increased capital expenditures of $1.2 million, partially offset by the net effects of our short-term investing activities, which resulted in the net sale of $594,000 of short-term investments during the three months ended March 31, 2002.


   Cash provided by financing activities was $34,000 for the year ended December 31, 1999, $30.0 million for the year ended December 31, 2000, $178,000 for the year ended December 31, 2001 and $208,000 for the three months ended March 31, 2002. The increase of approximately $30.0 million in cash provided by financing activities from the year ended December 31, 1999 to the year ended December 31, 2000 was primarily due to the issuance of Series A redeemable convertible preferred stock in August 2000, partially offset by the repayment of a note payable. The decrease of approximately $29.8 million in cash provided by financing activities from the year ended December 31, 2000 to the year ended December 31, 2001 was due to our issuance of Series A redeemable convertible preferred stock in 2000. The cash provided by financing activities for the three months ended March 31, 2002 was due to proceeds from the exercise of stock options.


   We had a working capital deficit of $522,000 at December 31, 1999 and working capital of $23.7 million at December 31, 2000, $15.4 million at December 31, 2001 and $12.7 million at March 31, 2002. The increase in working capital from December 31, 1999 to December 31, 2000 was primarily due to the sale of Series A redeemable convertible preferred stock in August 2000, partially offset by the repayment of a note payable. The decrease in working capital from December 31, 2000 to December 31, 2001 was primarily due to an increase in deferred revenue under our 1999 agreement with Bausch & Lomb and capital expenditures. The decrease in working capital for the three months ended March 31, 2002 was primarily due to the use of cash to fund our operations and for capital expenditures.


   We had cash and cash equivalents of $1.1 million at December 31, 1999, $18.8 million at December 31, 2000, $13.4 million at December 31, 2001 and $11.2 million at March 31, 2002. The increase of approximately $17.7 million in cash and cash equivalents from December 31, 1999 to December 31, 2000 was primarily due to the sale in August 2000 of our Series A redeemable convertible preferred stock for gross proceeds of approximately $34.5 million which was partially offset by our repurchase of 2,514,015 shares of our common stock for approximately $3.5 million and our purchase of $10.9 million of short-term investments in 2000. The decrease of approximately $5.4 million in cash and cash equivalents from December 31, 2000 to December 31, 2001 was primarily due to capital expenditures of $6.9 million, including the purchase of a manufacturing facility, and net purchases of short-term investments of $5.3 million, partially offset by $7.0 million of cash provided by operating activities. The decrease in cash and cash equivalents from December 31, 2001 to March 31, 2002 was primarily due to cash used in operating activities of approximately $1.8 million and capital expenditures of $1.2 million, partially offset by net sales of short-term investments of $594,000 and proceeds from the exercise of stock options of $208,000.

   Our non-cancelable contractual obligations at March 31, 2002 consisted of obligations under operating leases. We are obligated to pay $437,000 during the remainder of 2002 and $565,000 during 2003 under these leases.




   Our liquidity is largely dependent upon the funding we receive under our 1999 agreement with Bausch & Lomb. We anticipate that we will increase our use of cash in the future as we continue to research, develop and manufacture our proposed products and expand the facility we purchased in 2001. We believe that our existing cash and investment securities and anticipated cash flow from our collaboration with Bausch & Lomb, together with the net proceeds of this offering, will be sufficient to support our current operating plan for at least the next two years. Our future capital requirements will depend on many factors, including:


  . the number, rate, progress and results of our research programs and pre-clinical and clinical trials including the availability of accelerated approval procedures,






  . our ability to establish, maintain and obtain funding and earn milestones under strategic alliances, including our collaboration with Bausch & Lomb,


  . our success and the success of Bausch & Lomb and future marketing partners in commercializing our products, and


  . costs incurred in obtaining, enforcing and defending patent and other intellectual property rights.


   We may also require additional funds if the research, development and marketing of our products and the development of internal manufacturing, marketing and sales capabilities take longer or cost more than we expect, if any necessary increases or extensions of funding under our 1999 agreement with Bausch & Lomb are not approved or if that agreement is terminated. If we require additional capital, it may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to our products, technologies or potential markets, which could have a material adverse effect on our business. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders could be diluted.


Recent Accounting Pronouncements


   In June 2001, the Financial Accounting Standards Board, or the FASB, approved Statement of Financial Accounting Standard, or SFAS, No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS No. 141 is generally effective for business combinations initiated after June 2001. We adopted SFAS No. 142 effective January 1, 2002 with no impact on our financial position or results of operations.


   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset's retirement costs are to be capitalized as part of the asset's carrying amount and subsequently allocated to expense over the asset's useful life. We believe that the adoption of SFAS No. 143 will not have a significant impact on our financial position or results of operations.

   In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This statement develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. We adopted SFAS No. 144 on January 1, 2002 with no impact on our financial position or results of operations.


Disclosure About Market Risk



   Our exposure to market risk is principally confined to the portion of our cash and cash equivalents that are invested in a variety of U.S. dollar-denominated financial instruments, principally securities issued by the U.S. government and its agencies, investment grade corporate bonds and commercial paper. These instruments are subject to interest rate risk and could decline in value if interest rates increase. Our investment portfolio includes only marketable securities with active secondary or resale markets to facilitate portfolio liquidity, and we have implemented guidelines limiting the duration of these investments. Due to the nature of these instruments, we do not believe that we have a material exposure to interest rate risk.

                                    BUSINESS

Overview

   We design, develop and manufacture innovative, sustained-release drug delivery products. Our products are designed to treat severe and chronic diseases that have limited or no effective treatment options and represent significant market opportunities. We design our products to deliver an appropriate quantity of approved drugs directly to a target site at a controlled rate for a predetermined period of time ranging from days to years. We have developed proprietary technologies that serve as platforms for our products. We believe these technologies will allow us to extend the therapeutic value of a wide variety of drugs while virtually eliminating the variations in drug concentration at the target site and adverse side effects characteristic of most traditional drug treatments.


   We have obtained Food and Drug Administration approval for and commercialized one product based on our proprietary Aeon technology. Vitrasert, our Aeon product for the treatment of CMV retinitis, a blinding eye disease afflicting late-stage AIDS patients, has been sold since 1996 and is currently one of the most effective approved treatments for this disease. Since 1996, we have focused our efforts primarily on research and development of additional products based on our Aeon technology. We currently have Aeon products in clinical trials for the treatment of diabetic macular edema, posterior uveitis and wet age-related macular degeneration, three leading causes of blindness that we estimate affect over 1.4 million eyes in the United States. The FDA has granted fast track status to the approval process for two of these products. Our pipeline also includes products for the treatment of brain tumors, dry age-related macular degeneration, post-surgical pain and severe osteoarthritis. Our products are currently at the following stages of development:



   Disease                  Stage of Development
   -------                  --------------------
   CMV retinitis            FDA approved and commercialized
   Diabetic macular edema   Phase III trials (fast track)
   Posterior uveitis        Phase IIb/III trials (fast track)
   Wet age-related macular
    degeneration            Multi-center Phase II trials
   Brain tumors             Completed investigator-sponsored, Phase I/II trial
   Dry age-related macular
    degeneration            Pre-clinical development
   Post-surgical pain       Pre-clinical development
   Severe osteoarthritis    Pre-clinical development


Industry Background

   Severe and chronic diseases, such as blinding eye diseases, cancer, severe osteoarthritis, multiple sclerosis and Alzheimer's disease, afflict millions of people each year and are becoming more prevalent as the population ages. Despite continuing advances in medical and pharmaceutical technologies, current treatment options for many of these diseases are inadequate. Drug treatments for these diseases, where they exist, often offer only temporary or limited therapeutic benefits and cause adverse side effects.


   The therapeutic value of a drug depends on its distribution throughout the body, reaction with the targeted site, reaction with other tissues and organs in the body, and elimination from the body. In an ideal treatment, the appropriate amount of drug is delivered to the intended site in the body and maintained there for an adequate period of time without adversely affecting other tissues and organs. Accordingly, the manner in which a drug is delivered can be as important to the ultimate therapeutic value of the treatment as the intrinsic properties of the drug itself.

   Drugs are typically administered systemically by oral dosing or by injection and then disperse throughout the body. In many cases, this administration method does not deliver drugs to the intended site at an adequate concentration for a sufficient period of time, fails to achieve the maximum potential therapeutic benefit and results in adverse side effects.

   Because systemically delivered drugs disperse throughout the body, they often must be administered at high dosage levels in order to achieve sufficient concentrations at the intended site. Some areas of the body, such as the eyes, joints, brain and nervous system, have natural barriers that impede the movement of drugs to those areas, requiring the administration of even higher systemic doses. These high dosage levels can cause harmful side effects, called systemic side effects, when the drug interacts with other tissues and organs.

   Most systemic delivery methods also result in variability in drug concentration over the course of each dose. The high drug concentration immediately after dosing can cause toxicity and harmful side effects. As time elapses after dosing, the drug concentration can rapidly diminish to levels too low to provide any therapeutic benefit. In many cases, the optimal concentration of drug is present at the target site for only a small period of time.

   Timely and repeated administration of drugs by the patient is often necessary to maintain therapeutic drug levels over an extended period of time. However, patients often fail to take drugs as prescribed and, as a result, do not receive the potential therapeutic benefit. The risk of patient noncompliance increases if multiple drugs are required, the dosing regimen is complicated or the patient is elderly or cognitively impaired.

   Due to the drawbacks of traditional drug delivery, the development of novel methods to deliver drugs to patients in a more precise, controlled fashion over sustained periods of time has become a multibillion dollar industry. Recently developed drug delivery methods include oral and injectable controlled-release products and skin patches. These methods seek to improve the consistency of the dosage over time and extend the duration of delivery. However, most of these methods cannot provide constant, controlled dosage or deliver drugs for a sufficiently long duration. This reduces their effectiveness for diseases that are chronic or require precise dosing. In addition, most of these methods still deliver drugs systemically and, as a result, can still cause adverse systemic side effects.


The CDS Advantage

   We design our innovative sustained-release drug delivery products to provide extended, controlled, localized delivery of approved drugs for the treatment of severe and chronic diseases. Key advantages of our proprietary technologies include:


  . Localized Delivery. We design our products to be implanted directly at a target site. By using the natural barriers of the body to isolate and maintain appropriate concentrations of drug at the target site, we believe our products will maximize the therapeutic effect of a drug, while minimizing unwanted systemic side effects.

  . Controlled Release Rate. We design our products to release drugs at a constant or other controlled rate. We believe this will allow our products to maintain the optimal drug concentration at a target site and eliminate variability in dosing over time. By controlling the quantity of drug delivered over the duration of treatment, we believe our products will significantly improve the therapeutic benefits of treatment.


  . Extended Delivery. We design our products to deliver drugs to target sites for predetermined periods of time ranging from days to years. We believe this uninterrupted, sustained delivery will reduce the need for repeat applications, eliminate the risk of patient noncompliance and provide more effective treatments.

  . Reduced Development Risk. Vitrasert demonstrated the commercial viability of our Aeon technology. Our products in clinical trials are based on this same technology and deliver drugs already approved by the FDA for the treatment of other diseases. As a result, we believe we may be able to develop these and future products in less time, at a lower cost and with less risk than is typically associated with drug discovery and development.

  . Cost-effective Therapy. We believe that by delivering the appropriate amount of drug for an extended period of time, our products will reduce the need for costly repeat treatments, hospitalizations and chronic care. In addition, we believe that by virtually eliminating adverse systemic side effects, our products will further reduce the cost of treating the diseases we target.

Our Strategy

   Our proprietary technologies employ novel therapeutic approaches designed to treat severe and chronic diseases that have limited or no effective treatment options. Our objective is to revolutionize the treatment of the severe and chronic diseases that we target and to develop products that become the standard of care for these diseases. In order to achieve this objective, we intend to:


  . Focus on Severe and Chronic Diseases that Represent Significant Market
    Opportunities. We focus our product development on severe and chronic diseases that we believe would be treatable with drugs already approved by the FDA for the treatment of other diseases if those drugs could be delivered safely and effectively to the disease site. These diseases represent significant market opportunities because they have limited or no currently effective treatments and affect large numbers of people. We are currently developing products to treat blinding eye diseases, brain tumors and post-surgical pain. In the future, we plan to target such diseases as severe osteoarthritis, prostate cancer, Alzheimer's disease and multiple sclerosis.


  . Rapidly Commercialize Our Products for Blinding Eye Diseases. We plan to pursue aggressively the development of our products for blinding eye diseases. We believe that the FDA approval and the commercial acceptance of Vitrasert, our product for the treatment of CMV retinitis, validated our Aeon technology for the treatment of eye disease. We are using the same technology to develop products for the treatment of three leading causes of blindness. The FDA has granted fast track status to the approval process for our products for the treatment of diabetic macular edema and posterior uveitis, which are now in Phase III and Phase IIb/III clinical trials, respectively. The third product, for the treatment of wet age-related macular degeneration, entered Phase II trials in 2001. We have selected Bausch & Lomb to help commercialize and market our products for the treatment of blinding eye diseases. Bausch & Lomb is publicizing our Aeon technology under the Envision TD brand name.


  . Extend Our Technologies into Additional Therapeutic Areas. We believe that we can easily adapt our existing technologies to treat additional diseases by modifying the design of the product or varying the drug delivered. For example, we have modified Vitrasert, our approved product for the treatment of CMV retinitis, to develop products designed to treat posterior uveitis and diabetic macular edema. These products are now in Phase IIb/III and Phase III clinical trials. By using drugs already approved by the FDA for the treatment of other diseases in our adaptable technologies, we believe we will be able to develop products more rapidly and with lower risk than conventional drug discovery and development.

  . Develop Multiple Distribution Channels. In order to distribute our products effectively, we expect to either enter into joint marketing or license arrangements with established, industry-leading marketing partners or independently commercialize our products using a targeted sales force. Our commercialization strategy for each product will depend upon many factors, including the market size, the expected cost and duration of the regulatory approval process and the projected costs and complexity of marketing the product. We expect to retain our rights to the underlying technology in any licensing arrangements.

  . Expand Internal Capabilities. To date, we have primarily been a research and development company. We intend to broaden our strengths to gain increased control over product development and greater flexibility in our commercialization strategy by developing our commercial manufacturing capacity and adding sales and marketing capabilities.

Our Technologies


   Our two proprietary technologies are the Aeon system and the Codrug system. Our one commercial product and all of our products currently in clinical trials are based on our Aeon technology. Applications of our Codrug technology are in pre-clinical trials.


 Aeon Technology


   The Aeon system is a drug reservoir or pellet surrounded by a series of layers of polymer coatings. Several of these layers are permeable, allowing the drug to pass through them into the target site at a controlled rate for a predetermined period of time ranging from days to years. We believe our Aeon technology can be used to deliver almost any drug that is stable at body temperature for the expected duration of delivery. By changing the implant design, we can control both the rate and duration of release to meet different therapeutic needs. We are currently using our Aeon technology to develop or research products for the treatment of three blinding eye diseases, diabetic macular edema, posterior uveitis and wet age-related macular degeneration, as well as severe osteoarthritis and brain tumors. We are currently testing different dosages of the same drug for the treatment of the three eye diseases. Depending on the results of clinical trials, the same implant may be approved for the treatment of all three diseases.


  Blinding Eye Diseases

   Our first commercial product, Vitrasert, demonstrated the feasibility and effectiveness of our Aeon technology by providing sustained, localized treatment of CMV retinitis. We are now extending our Aeon technology to treat diabetic macular edema, posterior uveitis and wet age-related macular degeneration, three leading causes of blindness.


   CMV Retinitis. Cytomegalovirus, or CMV, retinitis, a blinding eye disease, is a viral infection of the eye that frequently occurs in individuals with AIDS. Although common in the early 1990s, improvements in the treatment of AIDS/HIV have significantly decreased the incidence of CMV retinitis in more developed countries. Our Vitrasert implant for CMV retinitis has been sold since 1996 and provides sustained treatment of the disease for six to eight months. Our implant gained greater than a 20% market share in its first year of commercialization and has been used in over 10,000 eyes since 1996. Studies show that Vitrasert is one of the most effective approved treatments for CMV retinitis.

   Diabetic Macular Edema. Diabetic retinopathy is a disease that causes the blood vessels in the eyes of diabetics to progressively deteriorate and leak fluid, causing the retina to swell. This swelling is called edema. Diabetic macular edema, a form of diabetic retinopathy, is a blinding eye disease that occurs when diabetic retinopathy affects the macula, the most sensitive part of the retina. Diabetic macular edema is a major cause of vision loss in diabetics. We estimate that over 750,000 eyes in the United States and over 1.5 million eyes outside the United States suffer from diabetic macular edema of sufficient severity to warrant treatment. We are not aware of any approved drug treatment for this disease. The only current treatments are laser therapy which burns the retina, either in specific sites or in a grid, and vitrectomy, a major eye surgery which involves the removal of the vitreous gel from the cavity of the eye and the surgical dissection of the scar tissue membranes off the surface of the retina. Both treatments at best only temporarily reverse vision loss and slow the progression of the disease.






   We are developing an Aeon implant designed to treat diabetic macular edema for up to three years. In August 2001, we reported our preliminary analysis of data from an investigator-sponsored Phase I/II clinical trial involving patients who had not received long-term benefits from laser treatment. In this trial, eight eyes of eight patients were treated with implants containing fluocinolone acetonide, an off-patent steroid. Five patients received a 6 milligram implant, one patient received a 2 milligram implant and two patients received a 0.5 milligram implant. All subjects with the 6 milligram and 2 milligram implants were followed for at least 12 months, and the patients with the 0.5 milligram implants were followed for at least six months. All treated eyes showed a resolution of swelling and an increase in visual acuity. The mean visual acuity of the eight patients, including some who had been functionally blind prior to treatment, improved from 20/240 to 20/160 within three months.




   The FDA has granted fast track designation for our Aeon implant designed to treat diabetic macular edema. We are currently conducting Phase III clinical trials for this product with a 0.5 milligram implant, and expect to seek approval by filing a new drug application in 2003 under the FDA's accelerated approval process. If we take advantage of the accelerated approval process, we plan to file additional data following product approval to support supplemental approval of the product as safe and effective for longer periods of up to three years. For a detailed discussion of the accelerated approval process and its ramifications, please see "--Government Regulation" and "Risk Factors--Fast track designation and orphan drug designation may not actually lead to a faster development, regulatory review or approval process."


   Uveitis. Uveitis is an autoimmune condition characterized by inflammation of the inside of the eye that can cause sudden or gradual vision loss. We estimate that over 175,000 eyes in the United States suffer from uveitis. Treatments include steroidal eye drops, ocular injections of steroids, oral systemic steroidal and non-steroidal anti-inflammatory medication and chemotherapy. These treatments, if successful, generally only slow the progression of uveitis. In addition, systemic treatment and chemotherapy often cause severe side effects.


   We are developing an Aeon implant designed to treat uveitis affecting the back of the eye, or posterior uveitis, for up to three years. In August 2001, we reported our preliminary analysis of data from an investigator-sponsored Phase I/II clinical trial involving patients with posterior uveitis and significant vision loss after systemic or local therapy with steroids or other immunosuppressants. In this trial, 19 eyes of 15 patients were treated with implants containing fluocinolone acetonide. Four patients received a 2 milligram implant in both eyes, eight received one 2 milligram implant and three received one 0.5 milligram implant. As of August 2001, the 11 eyes that had been monitored for six months showed an improvement in mean visual acuity from 20/496 to 20/290, and the seven eyes that had been monitored for 12 months showed an improvement in mean visual acuity from 20/501 to 20/181. Posterior uveitis was effectively controlled in all treated eyes.




   The FDA has granted fast track and orphan drug designations for our Aeon implant designed to treat posterior uveitis. Bausch & Lomb is currently conducting Phase IIb/III clinical trials with 0.5 milligram and 2 milligram versions of this implant in patients with poorly controlled posterior uveitus. We expect that Bausch & Lomb will file a new drug application for our uveitis implant in 2003 using expedited procedures under the FDA's discretion within the orphan drug or fast track program. For a detailed discussion of fast track and orphan drug designations and their ramifications, please see "Government Regulation" and "Risk Factors--Fast track designation and orphan drug designation may not actually lead to faster development, regulatory review or approval."



   Age-Related Macular Degeneration. Age-related macular degeneration, or ARMD, is the leading cause of severe visual impairment and blindness in Americans over 60 and affects more than five million people in the United States. ARMD has two forms, dry and wet. With dry ARMD, the cells in the central retina die slowly resulting in gradual central vision loss. Wet ARMD occurs when blood vessels grow abnormally beneath the most sensitive part of the retina, the macula. The abnormal blood vessels leak, bleed and form scar tissue under the macula, resulting in sudden and severe loss of central vision. Approximately 10% to 15% of ARMD patients have wet ARMD, but it is responsible for 85% to 90% of all vision loss resulting from ARMD. There are currently no approved treatments for dry ARMD. Forms of therapy for wet ARMD include laser treatment and photodynamic therapy, a treatment that employs a laser to activate a drug administered intravenously. Only 10% to 15% of patients with wet ARMD can be treated with laser therapy, which generally causes an immediate and substantial loss of vision, followed by a stabilization in vision at the reduced level. Approximately 30% of patients with wet ARMD can be treated with photodynamic therapy. The most favorable expected outcome of photodynamic therapy is vision stabilization. However, photodynamic therapy achieves this result in only approximately 15% of patients treated and must be performed three to four times per year.


   We are developing an Aeon implant designed to treat wet ARMD for up to three years. In an investigator-sponsored Phase I/II clinical trial, 22 eyes of 21 patients received either a 6 milligram implant, 2 milligram implant or 0.5 milligram implant of fluocinolone acetonide. The patients in this study suffered from various forms of abnormal new blood vessel growth beneath the macula due to a variety of conditions, including three with ARMD. In 2001, based in part on preliminary data from this study, we started two multi-center Phase II clinical trials of a 0.5 milligram Aeon implant in patients suffering from wet ARMD.











  Non-Ophthalmic Diseases

   We believe our Aeon technology can be adapted for other parts of the body which, like the eye, are difficult to treat.





     Brain Tumors. Each year, over 20,000 people in the United States develop primary brain tumors. Patients with brain tumors are generally treated with surgery, radiation therapy and chemotherapy. Surgery usually cannot completely remove tumor cells in the brain. Radiation and chemotherapy generally cause significant systemic side effects and cannot be safely given at levels sufficient to eradicate all malignant brain cells. As a result, in most cases, these treatments cannot prevent brain tumors from recurring.

   We are developing an Aeon implant, called Ceredur, that is designed to increase the life expectancy of patients with primary brain tumors. Similar to our other Aeon implants, our Ceredur implant releases a drug at a controlled rate for a predetermined period of time. However, unlike our other implants, Ceredur is refillable from outside the body and can deliver drugs such as proteins and peptides. During therapy, the physician can change the release rate by changing the concentration of drug used. Since Ceredur is refillable, it can potentially deliver drugs indefinitely. A third-party investigator has completed a Phase I/II trial studying patients with recurrent glioblastoma, a serious form of brain cancer with an average life expectancy for patients of eight weeks when left untreated.


  Future Disease Targets

   We are currently evaluating the feasibility of using Aeon products to treat various forms of cancer, Alzheimer's disease and multiple sclerosis.

 Codrug Technology


   Our proprietary Codrug technology allows the simultaneous release of multiple drugs from the same product at the same, controlled rate over a predetermined period of time. Using this technology, we chemically link two or more drugs together creating a new compound. This compound can then be delivered to the target site by virtually any delivery method. Once delivered, the compound dissolves at a predetermined rate and separates into the original drugs as the chemical bond breaks apart. We believe that most drugs can be chemically linked with our Codrug technology, and we have synthesized a Codrug library of approximately 400 drug combinations. We are currently evaluating Codrug products for the treatment of post-surgical pain and osteoarthritis through the sustained release of anti-inflammatory and pain-killing drugs directly at the affected site.




  Severe Osteoarthritis. Osteoarthritis is a disease that attacks cartilage. Surfaces of joint cartilage and underlying bone compress and become irregular, leading to pain, inflammation, bone spurs and limited movement. Osteoarthritis is one of the most common disabilities in the United States, affecting approximately 30 million Americans. As osteoarthritis progresses, serious joint damage and chronic pain can result. The goal of treatment is to reduce joint pain and inflammation while improving and maintaining joint function. Current treatments for osteoarthritis are weight reduction, physical therapy and oral anti-inflammatory and anti-pain medications. However, there is no evidence that drug treatment changes the course of the disease. The effectiveness of these treatments decreases as the disease progresses. In cases of severe osteoarthritis, joint replacement surgery is common, but is sometimes forestalled with injections of steroids into the affected joint. Nevertheless, in recent years, there have been in excess of 500,000 knee or hip replacement surgeries in the United States annually, which we believe were mainly due to osteoarthritis. We are conducting preliminary research of the application of our Codrug technology to treat severe osteoarthritis.



Strategic Collaborations

   We have entered into two collaboration agreements to develop and commercialize our initial products. In both of these agreements, we retained our rights to the underlying technologies.


 Chiron Vision Corporation

   Our first collaboration was with Chiron Vision Corporation, a subsidiary of Chiron Corporation. Under a 1992 licensing and development agreement, Chiron Vision financed the development of Vitrasert, and we granted Chiron Vision a worldwide, exclusive license to make and sell products based on the Aeon technology used in Vitrasert for the treatment of conditions of the eye. Chiron Vision commenced commercial sales of Vitrasert following FDA approval in 1996. Bausch & Lomb acquired Chiron Vision in 1997, assumed this agreement and currently markets and sells Vitrasert. Bausch & Lomb pays us royalties on net sales of Vitrasert under this agreement. Bausch & Lomb may terminate this agreement at any time on 180 days' written notice.


 Bausch & Lomb Incorporated

   In 1999, we expanded our relationship with Bausch & Lomb by entering into a licensing and development agreement for additional products for the treatment of eye diseases. We granted Bausch & Lomb a worldwide, exclusive license for the life of the relevant patents to use our technologies for the treatment, prevention or diagnosis of any disease, disorder or condition of the eye in humans or in animals.

   Under our licensing and development agreement, Bausch & Lomb has agreed to fund the development of our products in clinical trials for the treatment of diabetic macular edema, posterior uveitis and wet age-related macular degeneration. Bausch & Lomb has committed to fund budgeted research and development performed by them and by us, and to make license fee and milestone payments to us. The total commitment under this agreement is approximately $206 million through 2008. Included in this commitment is a total of approximately $137 million of collaborative research and development, milestone and license fee payments Bausch & Lomb has agreed to make to us, approximately $37 million of which we have received as of March 31, 2002. Under the agreement, we manufacture products for clinical trials and may serve as a primary or secondary manufacturing source for commercial products.




   The licensing and development agreement contains a budget that governs the amounts to be spent by Bausch & Lomb and us and reimbursed to us by Bausch & Lomb. The agreement requires that we and Bausch & Lomb review and update the budget annually in accordance with the process set out in the agreement. A joint steering committee, comprised of two representatives from Bausch & Lomb and two of our representatives, is responsible for managing and overseeing the development process under the licensing and development agreement. The agreement contains a research and development plan and contemplates that the steering committee will approve market projection plans that will set forth sales minimums to be met by Bausch & Lomb. These sales minimums apply to the first product that receives regulatory approval for uveitis and for the earlier of the first product that receives regulatory approval for wet age-related macular degeneration or the first product that receives regulatory approval for diabetic macular edema. The agreement requires the steering committee to meet periodically to monitor projects under the research and development plan, to revise the research and development plan annually, if needed, and to update the market projection plans annually once they have been approved. In addition, the steering committee is required to update the market projection plan for a product no more than 60 days prior to the first sale of that product. Any changes to the research and development plans or the marketing projection plans require the consent of the steering committee or of the parties. The agreement provides for a dispute resolution process to resolve any disputes of the steering committee or other disputes arising out of the agreement. Since the inception of the agreement, we have twice increased the budget.




   Bausch & Lomb has agreed to pay us royalties on net sales of licensed products. If Bausch & Lomb fails to achieve sales minimums set forth in the applicable updated market projection plans for two specified products, Bausch & Lomb must pay us the royalties due under those sales minimums or the license becomes non-exclusive for the applicable product in the applicable market. Bausch & Lomb may terminate the agreement at any time on 90 days' written notice, subject to wind-down provisions, including payment of all milestone and budgeted research and development payments due and payable to us within that 90-day period and some budgeted research and development payments due and payable within the following 90-day period.


   Bausch & Lomb has begun publicizing our Aeon technology under the Envision TD brand name and has publicly identified our proposed ophthalmic products as its highest development priority. As of April 15, 2002, Bausch & Lomb owned approximately 23% of our outstanding common stock. We derived 86% of our total revenue in 1999, 89% of our total revenue in 2000 and 98% of our total revenue in 2001 from our agreements with Bausch & Lomb.


Sales and Marketing

   Bausch & Lomb currently markets and sells Vitrasert and has the right to market and sell the other ophthalmic products we are developing and may develop. In the future, we may independently commercialize some of our proposed non-ophthalmic products using a targeted sales force that we plan to develop. In appropriate cases, we may enter into joint marketing or license arrangements for non-ophthalmic products with established, industry-leading marketing partners. Because our products in clinical trials use a proven technology to deliver drugs that have already been approved for the treatment of other diseases by the FDA, we believe the development cycle for these products will be shorter than traditional drug discovery and development. We believe this will allow us to enter into marketing alliances at a later stage of clinical development, when the product development risk is diminished, and retain greater economic participation. When determining our commercialization strategy for a product, we will consider the market size, the expected cost and duration of the regulatory approval process, the projected costs and complexity of marketing the product, competition and other factors. We expect to retain our rights to the underlying technology in any licensing arrangements.

Reimbursement

   Our ability to successfully commercialize our products will depend in significant part on the extent to which reimbursement of the cost of the products and the related implantation procedure will be available from government health administration authorities, private health insurers and other organizations. The cost of Vitrasert and the associated surgical fee are covered by Medicaid and Medicare, most major health maintenance organizations and most health insurance carriers. We believe that the Medicare reimbursement code for the Vitrasert implantation procedure will cover the implantation procedure for our other ophthalmic Aeon products once they are approved by the FDA. Based on our experience with Vitrasert, we believe that we will be able to obtain Medicare reimbursement codes for additional Aeon products. Based in part on our success in obtaining coverage for Vitrasert and our Vitrasert pricing strategy, we believe that third-party payor reimbursement will be available for our other proposed Aeon products. However, third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and adequate third-party coverage for our proposed products may not be available.


Manufacturing

   We own a 34,000 square foot facility in Watertown, Massachusetts that serves as our manufacturing facility, and we are in the process of further developing this facility to expand our manufacturing, research and development capabilities. We believe that manufacturing our products is a complex process involving our proprietary know-how. Under our 1999 agreement with Bausch & Lomb, we have agreed to manufacture implants for all of our ophthalmic clinical trials, and are developing the production capability to serve as a primary or secondary commercial manufacturing source for our proposed Aeon products for diabetic macular edema, posterior uveitis and wet age-related macular degeneration. We believe that we can achieve significant economies of scale by manufacturing several different products based on our Aeon technology.


   The drug we are using in our ophthalmic products currently in clinical trials is currently available from a single outside source, and the supply of this drug could be terminated at any time. If we experience a delay in obtaining or are unable to obtain this drug on terms we find commercially acceptable, or at all, from our current source, we may be required to attempt to obtain it from another source. Failure to identify and make commercially acceptable arrangements with such an alternate source could delay or stop development of our Aeon products currently in clinical trials.


Patents, Licenses and Intellectual Property

 Intellectual Property Strategy

   Our commercial success will depend, in part, on our ability to obtain patent protection in the United States and elsewhere for our products or our processes. We therefore seek, whenever possible, to obtain protection for these products and processes. We also seek to expand our product and process portfolio through collaborations, funded research and licensing technology from others.

 Patents and Patent Applications

   We have filed and continue to file patent applications with respect to multiple aspects of our technologies, products and processes. As of April 15, 2002, we had, or had exclusive rights to, nine United States patents and 21 foreign patents that have been issued or allowed. In addition, as of that date, we had, or had exclusive rights to, 20 patent applications pending in the United States and 59 patent applications pending in foreign countries. Our patents expire at various dates starting in 2012. We believe that our patent applications include novel technologies of potential commercial significance. However, due to the extended period of time for review of patent applications in the medical device and pharmaceutical field, we cannot be certain as to when decisions regarding our patent applications will be made. Moreover, we do not know if any additional patents will be granted to us or, if issued to us, will be sufficiently broad to provide a competitive advantage. Any patent granted to us may be challenged or circumvented by a competitor.


   The University of Kentucky Research Foundation holds six United States patents and related foreign patents on aspects of our Aeon and Codrug technologies. We have exclusive licenses for these patents and related know-how and are obligated to pay the University of Kentucky Research Foundation royalties based on sublicensing of these patents and sales of products utilizing these patents.


   The enactment of the legislation implementing the General Agreement on Tariffs and Trade resulted in changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed after June 8, 1995 is no longer a period of 17 years from the date of grant. The new term of United States patents for applications filed after June 8, 1995 commences on the date of issuance and terminates 20 years from the earliest effective filing date of the application in the United States. Because the time from filing to issuance of medical device and pharmaceutical patent applications is often more than three years, the 20-year term from the effective date of filing may result in a substantially shortened term of patent protection which may adversely impact our patent position. However, legislation effective for patent applications filed on or after May 29, 2000 allows the opportunity to recover or adjust patent terms under limited circumstances. The opportunity for recovery or adjustment of patent terms will not be available for most of our patents and patent applications since the filing dates of these patents and patent applications precede the effective date of the legislation. If the patent term is shorter in the United States, our business could be adversely affected to the extent that the duration and level of the royalties we are entitled to receive from licenses of our strategic patents are based on the existence of a valid patent.

 Other Proprietary Rights

   Some elements of our products, processes and methods of manufacturing involve unpatented proprietary technology, processes, know-how or data. With respect to proprietary technology, know-how and data that are not patentable or potentially patentable or processes other than production processes for which patents are difficult to enforce, we have chosen or may chose to protect our interests by relying on trade secret protection and confidentiality agreements with our employees, consultants and contractors. To maintain the confidentiality of trade secrets and proprietary information, we maintain a policy of requiring employees, scientific advisors, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements are designed both to enable us to protect our proprietary information by controlling the disclosure and use of technology to which we have rights, and to provide for our ownership of proprietary technology that we develop. However, we cannot assure you that these agreements will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.


Competition

   The pharmaceutical and drug delivery industries are highly competitive. Our one commercial product, Vitrasert, primarily competes with treatments involving the systemic delivery of ganciclovir, a Roche Holdings AG product, and other drugs. We must obtain regulatory approval to market our proposed products in order to compete. We expect that our proposed products, if approved, will compete with existing therapies for our targeted diseases as well as new drugs, therapies, drug delivery systems or technological approaches that may be developed to treat these diseases or their underlying causes. Any of these drugs, therapies or systems may receive government approval or gain market acceptance more rapidly than our proposed products, may offer therapeutic or cost advantages or may cure our targeted diseases or their underlying causes completely. As a result, our proposed products may become noncompetitive or obsolete.

   We believe that pharmaceutical, drug delivery and biotechnology companies, research organizations, governmental entities, universities, hospitals and other nonprofit organizations and individual scientists are seeking to develop therapies for our targeted diseases. For many of our targeted diseases, competitors have alternate therapies that are already commercialized or are in various stages of development ranging from discovery to advanced clinical trials. For example, Eli Lilly and Company is in advanced trials for its protein kinase C beta inhibitor for the treatment of diabetic macular edema. Novartis AG and QLT Inc. are currently marketing their Visudyne(TM) photodynamic therapy for the treatment of wet age-related macular degeneration. Octreotide, a Novartis product approved for cancer chemotherapy, is currently in Phase III clinical trials for the treatment of diabetic retinopathy. Novartis also markets a cyclosporine product for the treatment of uveitis. Oculex Pharmaceuticals, Inc. and Allergan, Inc. have entered into a collaboration agreement to develop products to treat diseases occurring in the retina and the back of the eye based on Oculex's drug delivery technologies. In addition, Allergan, EntreMed, Inc. and Oculex are collaborating on a program to develop a treatment for age-related macular degeneration that is at the pre-clinical development stage. Eyetech Pharmaceuticals, Inc. has an intraocular injectable product in Phase II clinical trials to treat both wet age-related macular degeneration and diabetic eye disease. Alcon, Inc. is developing an ocular injection for the treatment of wet age-related macular degeneration and has recently reported promising data from its Phase II clinical trials of this product. Guilford Pharmaceuticals Inc. has developed its Gliadel(R) wafer implant for the treatment of brain tumors. Various cyclooxygenase 2, or COX-2, inhibitors, such as VIOXX(R) marketed by Merck & Co., Inc. and Celebrex(R) co-marketed in the United States by Pharmacia Corporation and Pfizer Inc., are used for the treatment of osteoarthritis.


   Many competitors and potential competitors have greater research and development, financial, regulatory, manufacturing, marketing, and sales experience and resources than we do and represent significant potential competition to us. We believe our ability to protect our products and intellectual property from challenges by others and to enforce our patent rights against potential infringement will be important to our competitive position.


Government Regulation

   The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our drug delivery products.

   The process required by the FDA under the new drug provisions of the Federal Food, Drug, and Cosmetic Act before our products may be marketed in the United States generally involves the following:


  . pre-clinical laboratory and animal tests,

  . submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin,

  . adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in our intended use,

  . submission to the FDA of a new drug application, and

  . FDA review and approval of the new drug application.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.


   Pre-clinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. The results of the pre-clinical tests, together with manufacturing information, analytical data and protocols for proposed human clinical trials, are submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the proposed clinical trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. There is no certainty that pre-clinical trials will result in the submission of an IND or that submission of an IND will result in FDA authorization to commence clinical trials.


   Clinical trials involve the administration of the investigational product to human subjects under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and any efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent institutional review board at the institution where the study will be conducted. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Some clinical trials, called "investigator-sponsored" clinical trials, are conducted by third-party investigators. The results of these trials may be used as supporting data by a company in its application for FDA approval, provided that the company has contractual rights to use the results.


   Human clinical trials are typically conducted in three sequential phases which may overlap:

  . PHASE I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

  . PHASE II: Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

  . PHASE III: Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.


   In the case of products for life-threatening diseases such as cancer, or severe conditions such as blinding eye disease, the initial human testing is often conducted in patients with the disease rather than in healthy volunteers. Since these patients already have the targeted disease or condition, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and so these trials are frequently referred to as Phase I/II trials. If a product uses a combination of drugs, the FDA requires that clinical trials demonstrate that the combination is safe and effective and that each drug contributes to efficacy. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, we, the FDA, the institutional review board or the sponsor, if any, may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.


   The results of product development, pre-clinical studies and clinical studies are submitted to the FDA as part of a new drug application, or NDA, for approval of the marketing and commercial shipment of the product. The FDA may deny an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if the additional data are submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. As a condition of approval, the FDA may require post-marketing "Phase IV" clinical trials to confirm that the drug is safe and effective for its intended uses. Once issued, the FDA may withdraw product approval if compliance with regulatory standards for production and distribution is not maintained or if safety problems occur after the product reaches the market. The FDA requires surveillance programs to monitor approved products which have been commercialized, and the agency has the power to require changes in labeling or to prevent further marketing of a product based on the results of these post-marketing programs.


   If a drug is intended for the treatment of a serious or life-threatening condition and has the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA "fast track" designation. The fast track designation applies only for the specific indications for which the product satisfies these two requirements. Under fast track provisions, the FDA is committed to working with the sponsor for the purpose of expediting the clinical development and evaluation of the drug's safety and efficacy for the fast track indication.


   Marketing applications filed by sponsors of products in fast track development often will qualify for expedited review under policies or procedures offered by the FDA, but fast track designation does not assure this qualification. One of these expedited review procedures, known as "accelerated approval," allows a sponsor to seek product approval on the basis of data from a study using an endpoint that is a surrogate for the actual clinical endpoint. A surrogate endpoint is an observation or physical indicator that, while not providing a direct clinical benefit, is considered likely to predict a clinical benefit for the patient. Where accelerated approval is granted, the FDA will generally require subsequent submission of additional clinical studies that corroborate data based on the surrogate endpoint and formally demonstrate the clinical benefit to the patient. During the time the additional trials are being conducted, the sponsor is allowed to manufacture, distribute and sell the approved product. The FDA would generally withdraw its approval for the product, however, if it found the additional data from the subsequent trials inadequate to support the safety or efficacy of the product.






   If a drug treats a disease or condition that affects fewer than 200,000 people in the United States, the drug sponsor may apply to the FDA for "orphan drug" designation under the Orphan Drug Act. Sponsors are granted seven years of exclusive rights to market an orphan drug for treatment of that disease or condition, independent of any additional patent protection that may apply to the product. This marketing exclusivity does not prevent a competitor from obtaining approval to market a different drug that treats the same disease or condition or the same drug to treat a different disease or condition. Sponsors also are granted tax incentives for clinical research undertaken to support an application for an orphan drug, and grants to defray some of these clinical costs may also be available. In addition, the FDA will typically coordinate with the sponsor on research study design for an orphan drug and may exercise its discretion to grant marketing approval on the basis of more limited product safety and efficacy data than would ordinarily be required. If the FDA withdraws a product's orphan drug designation, however, these various benefits no longer apply.


   Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon factors including the type, complexity and novelty of the pharmaceutical product. Such government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in pre-clinical or early stage clinical trials does not assure success in later stage clinical trials. Data from pre-clinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be subject to significant limitations. Further, even after the FDA approves a product, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.


   Any products we manufacture or distribute under FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon us and our third-party manufacturers.


   We are also subject to numerous other federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

   We also are subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products which we sell outside the United States. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. Whether or not we obtain FDA approval, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before manufacturing or marketing the product in those countries. The approval process varies from country to country and the time required for these approvals may differ substantially from that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country. For clinical trials conducted outside the United States, the clinical stages generally are comparable to the phases of clinical development established by the FDA.

Employees

   As of April 15, 2002, we had 93 full-time employees, including 50 in research and development and 43 in general and administrative roles. Of the 93 employees, 39 hold Ph.D., M.D. or masters degrees. None of our employees is represented by a collective bargaining unit, and we have never experienced a work stoppage. We consider our relations with our employees to be good.


Facilities

   We lease approximately 28,000 square feet of space at two locations in Watertown, Massachusetts, located approximately eight miles from downtown Boston. Our leased facilities are composed of 10,000 square feet of laboratory space, including a Class 100,000 clean room, a synthetic chemistry laboratory, analytical laboratory, pre-production laboratory and a pharmaceutical development laboratory. The remaining 18,000 square feet is dedicated to general office space. Our leases concurrently run through November 2003, with three-year extensions at our option.


   We also own a 34,000 square foot facility in Watertown, Massachusetts. This building is being further developed during 2002 to include manufacturing, office and laboratory space.

                                   MANAGEMENT

Officers and Directors

   The following table sets forth information regarding our executive officers and directors as of April 15, 2002.



Name                     Age                              Position
----                     --- ------------------------------------------------------------------
Paul Ashton, Ph.D. ..... 41  President, Chief Executive Officer and Director
Lori H. Freedman........ 35  Vice President of Corporate Affairs, General Counsel and Secretary
Kathleen T. Karloff..... 47  Vice President of Development
Michael J. Soja......... 53  Vice President of Finance and Chief Financial Officer
Kenneth A. Walters,
 Ph.D.                   52  Vice President of Research and Discovery
Alan L. Crane........... 38  Director
James L. Currie......... 65  Chairman of the Board of Directors
William S. Karol........ 45  Director
Stephen C. McCluski..... 49  Director


   Paul Ashton, Ph.D. is one of our founders. He has served as a director since our inception in 1991 and as President and Chief Executive Officer since 1996. Since 1998, Dr. Ashton has had a faculty appointment at the University of Kentucky. From 1996 to 2000, he served on the faculty of Tufts University. Dr. Ashton received a B.Sc. in Chemistry from Durham University, England and a Ph.D. in Pharmaceutical Science from the University of Wales.


   Lori H. Freedman has served as our Vice President of Corporate Affairs, General Counsel and Secretary since October 2001. From March 2001 through September 2001, Ms. Freedman served as Vice President, Business Development of Macromedia, Inc., a provider of software for creating Internet content and business applications. Ms. Freedman served as Vice President, General Counsel and Secretary of Allaire Corporation, a provider of Internet infrastructure for building business applications, from January 1999 until Allaire was acquired by Macromedia in March 2001. From May 1998 to December 1998, Ms. Freedman worked for Polaroid Corporation as a Corporate Counsel. Prior to joining Polaroid, Ms. Freedman was an associate with the law firm of McDermott, Will & Emory. Ms. Freedman received a B.S. in Economics and Psychology from Brandeis University and a J.D. from Boston University.




   Kathleen T. Karloff has served as our Vice President of Development since January 2002 and served as our Vice President of Operations from June 2000 through December 2001. From March 1998 through May 2000, Ms. Karloff was employed by MacroChem Corporation, a drug delivery development company, as Director of Chemistry, Manufacturing and Controls. From 1984 to 1998, Ms. Karloff was employed by Boston Scientific Corporation, a medical device company, in various positions, most recently as Director of Manufacturing. Ms. Karloff received her B.S. in Microbiology from Montana State University.










   Michael J. Soja has served as our Vice President of Finance and Chief Financial Officer since February 2001. From 1974 through January 2001, Mr. Soja was employed by XTRA Corporation, a lessor of transportation equipment, serving as Vice President and Chief Financial Officer from 1990 to 2001. Mr. Soja received a B.A. in Mathematics from the College of the Holy Cross in 1970, an M.S. in Accounting from Northeastern University in 1971 and an M.B.A. from Babson College in 1978.


   Kenneth A. Walters, Ph.D. has served as our Vice President of Research and Discovery since January 2002 and served as our Senior Vice President of Research and Development from November 2000 to December 2001. Since 1992, Dr. Walters has served as a Director of An-Ex Analytical Services Ltd., a contract research organization based in Wales. Dr. Walters received a M.I. in Biology from the Stockport Institute of Technology and a Ph.D. in Pharmacology and Toxicology from the University of Strathclyde, Scotland.

   Alan L. Crane has served as a director since November 1999. Mr. Crane has served as Venture Partner of Polaris Venture Partners and as Chairman and Chief Executive Officer of Mimeon, a biotechnology company, since April 2002. From 1997 to March 2002, Mr. Crane served as Senior Vice President of Corporate Development at Millennium Pharmaceuticals, Inc., a biopharmaceutical company. Mr. Crane joined Millennium through its merger with ChemGenics Pharmaceuticals Inc., a biotechnology company. From 1995 to 1997, Mr. Crane served as Vice President of Business Development of ChemGenics.


   James L. Currie has served as a director since August 2000 and as the non-executive Chairman of our Board of Directors since October 2001. Mr. Currie is a Managing Director of Essex Woodlands Health Ventures, which he founded in 1985.


   William S. Karol has served as a director since February 2001. Since 1989, Mr. Karol has served as President and Chief Executive Officer of KODA Enterprises Group, Inc., which he founded in 1989. Prior to 1989, Mr. Karol managed the acquisition and strategic planning activities of HMK Enterprises, Inc. Both KODA Enterprises and HMK Enterprises are privately held companies with investments in a variety of industries.

   Stephen C. McCluski has served as a director since November 2000. Since 1995, Mr. McCluski has served as Senior Vice President and Chief Financial Officer of Bausch & Lomb. Prior to joining Bausch & Lomb in 1988, Mr. McCluski worked at PricewaterhouseCoopers LLP.



Officers

   Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or officers.


Employment Agreements

   In June 2001, we entered into three-year employment agreements, renewable for successive one-year terms, with each of Dr. Ashton and Mr. Soja. We amended these agreements in February 2002. Each of these agreements provides a salary of $250,000 annually, subject to increase from time to time by the board of directors, plus an annual performance-based bonus.


   Each agreement provides that we may terminate the executive's employment upon 30 days' notice. If we terminate his employment without cause, or if he terminates his employment for good reason, we must pay the executive 50% of his base salary and a pro-rated portion of his maximum potential annual bonus for the year of termination, within 30 days of termination, and continue to provide medical and life insurance benefits for six months following termination. Also, any options to purchase our common stock held by that executive that were vested as of the termination date will remain exercisable for six months (or three months in the case of incentive stock options).


   If we terminate Dr. Ashton or Mr. Soja without cause, or either of them terminates his employment for good reason, during the two-year period following a change of control, in lieu of the benefits outlined above, we must pay that executive 200% of the sum of his base salary and his previous year's bonus together with a pro-rated portion of his annual bonus for the year of termination, within 30 days of termination, and continue to provide medical and life insurance benefits for two years following termination. Upon a termination without cause or for good reason during this two-year period, all options to purchase our common stock or restricted stock held by that executive will vest and remain exercisable for a period of one year. If change of control payments and benefits to either of Dr. Ashton or Mr. Soja were to result in an excise tax under the so-called "golden parachute" provisions of the Internal Revenue Code, we would be obligated to pay the executive a tax gross-up payment.




   We have also entered into change of control agreements with Ms. Freedman, Ms. Karloff and Dr. Walters. These agreements have generally the same terms relating to a change of control as our agreements with Dr. Ashton and Mr. Soja, except that upon a qualifying termination, we will pay these executives 100% of their base salary in the year of termination.




   We also entered into an employment agreement with Dr. Thomas Smith, our former Medical Director and Chairman of our Board of Directors, that was similar to our agreements with Dr. Ashton and Mr. Soja. Following Dr. Smith's resignation in November 2001, this agreement was terminated, and we paid severance to Dr. Smith. Dr. Smith continued to participate in our health, life insurance and disability plans for six months from the date of his resignation.

Board Composition

   Our board of directors currently consists of five directors. Each of the directors serves on the board of directors pursuant to the terms of an agreement that will terminate upon the closing of this offering. Following this offering, the board of directors will be divided into three classes, each of the members of which will serve for a three-year term. Dr. Ashton and Mr. Currie will serve in the class with a term expiring in 2003, Messrs. Crane and Karol will serve in the class with a term expiring in 2004, and Mr. McCluski will serve in the class with a term expiring in 2005. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.


Board Committees

   Our board of directors has established an audit committee and a compensation committee. The audit committee, consisting of Messrs. Karol, Crane and Currie, reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee, consisting of Messrs. Crane, Currie and Karol, reviews and determines the compensation and benefits of all of our officers, establishes and reviews general policies relating to the compensation and benefits of all of our employees, and administers our 1997 Stock Option Plan and 2001 Incentive Plan.

Compensation Committee Interlocks and Insider Participation

   Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of our current compensation committee has ever served as one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation



   Under our 2001 Incentive Plan, upon joining our board of directors, each non-employee director who owns or controls less than 5% of our outstanding capital stock will receive options to purchase 18,000 shares of our common stock upon joining our board of directors and options to purchase 4,950 shares of our common stock at each annual meeting at which the director continues or is reelected to serve. Each initial grant will vest as to one-third of the shares on the day prior to each of the ensuing annual meetings, and each annual grant will vest on the day prior to the ensuing annual meeting.


   Our directors currently do not receive any cash compensation from us for their services as members of the board of directors. We reimburse our directors for out-of-pocket expenses in connection with attendance at board and committee meetings. All of our directors, including non-employee directors, are eligible to participate in our 2001 Incentive Plan and our 1997 Stock Option Plan.

   In November 1999, we granted options to purchase 157,500 shares of common stock to Mr. Crane for his services as a director. Options to purchase 67,500 shares vested immediately upon grant, and the remainder were scheduled to vest ratably each year over the ensuing five-year period. In June 2001, we granted options to purchase 18,000 shares of our common stock to Mr. Karol. One third of the options initially vested one year from the date of grant, and the remainder were scheduled to vest ratably yearly over the ensuing two-year period. Effective April 1, 2002, in connection with a change to all existing option grants designed to harmonize the vesting schedule of existing options with our vesting policy for future grants, the options granted to Messrs. Crane and Karol in November 1999 and June 2001 were revised such that they vested or will vest yearly for the first two years, then pro-rata monthly thereafter over the ensuing three-year period in the case of Mr. Crane and over the ensuing one-year period in the case of Mr. Karol.



Executive Compensation

   The following table sets forth compensation information relating to our Chief Executive Officer, our other executive officers whose salary and bonus exceeded $100,000 during the year ended December 31, 2001 and one additional person who was an executive officer for part of 2001 and whose salary and bonus exceeded $100,000 in 2001. We refer to these five persons as the named executive officers.


                           Summary Compensation Table


                                    Annual        Long-term
                                  Compensation   Compensation
                               ----------------- ------------
                                                  Securities
Name and Most Recent                              Underlying     All Other
Principal Position        Year  Salary   Bonus     Options    Compensation (1)
--------------------      ---- -------- -------- ------------ ----------------
Paul Ashton.............. 2001 $258,432 $137,500        --        $ 7,981
 President and Chief
 Executive Officer        2000  200,000    5,333        --          5,077
                          1999  199,055       --    90,000          6,000
Kathleen T. Karloff...... 2001  162,798   64,950        --          8,105
 Vice President of
 Development
Michael J. Soja (2)...... 2001  212,499  108,500   324,000          8,462
 Vice President of
 Finance and Chief
 Financial Officer
Kenneth A. Walters....... 2001  131,750   55,584    45,972         81,497
 Vice President of
 Research and
 Discovery
Thomas J. Smith (3)...... 2001  201,597       --        --        288,666
 Former Chairman of the
 Board of                 2000  175,000    4,842        --          4,442
 Directors and Medical
 Director                 1999  174,468       --        --          6,000

--------

(1) Consists of contributions to our 408(k) and 401(k) plans made on behalf of the named executive officers to match a portion of the deferral contributions made by each to the plans. For Dr. Smith, this amount also includes $278,608 in severance and related items for 2001. For Dr. Walters, this amount represents compensation received as a consultant in 2001 until he joined us as an employee in April 2001.




(2) Mr. Soja joined us in February 2001.




(3) Dr. Smith resigned as an officer and employee in November 2001 and as one of our directors in February 2002.


Stock Option Grants

   The following table contains summary information regarding stock option grants made during the year ended December 31, 2001 by us to the named executive officers. We granted these options at an exercise price equal to the fair value of the common stock on the date of grant as determined by our board of directors. When granted, these options were scheduled to vest ratably annually over a four-year period. The vesting schedules for these options were revised, effective April 1, 2002, in connection with a change to all existing option grants designed to harmonize the vesting schedule of existing options with our vesting policy for future grants. Following this change, the option granted to Mr. Soja vested as to 25% of the shares in February 2002, vests as to an additional 25% of the shares in February 2003, and vests pro-rata monthly thereafter over the ensuing two-year period. Following this change, the option granted to Dr. Walters vested as to 25% of the shares in November 2001, vests as to an additional 25% of the shares in November 2002, and vests pro-rata monthly thereafter over the ensuing two-year period.


   There was no public market for our common stock on the grant dates of these options. Accordingly, we calculated the potential realizable value of these options assuming our initial public offering price appreciates at the indicated rate for the entire term of the option and that the option holder exercises his option on the last day of its term at the appreciated price. All options listed have a term of 10 years. We assumed stock price appreciation of 5% and 10% per year pursuant to the rules of the Securities and Exchange Commission. We cannot assure you that our actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels, or at any other rate.


                       Option Grants In Last Fiscal Year


                                      % of
                                      Total                        Potential Realizable
                                     Options                         Value at Assumed
                         Number of   Granted                          Rates of Stock
                         Securities    to                           Price Appreciation
                         Underlying Employees Exercise                for Option Term
                          Options   in Fiscal   Price   Expiration ---------------------
Name                      Granted     Year    Per Share    Date        5%        10%
----                     ---------- --------- --------- ---------- ---------- ----------
Michael J. Soja.........  324,000       44%    $12.22    2/23/11   $2,900,000 $6,963,000
Kenneth A. Walters......   45,972        6%    $12.60    7/31/11   $  394,000 $  970,000


Year End Option Values


   The following table provides information about the number and value of unexercised options to purchase common stock held on December 31, 2001 by the named executive officers. There was no public market for our common stock on December 31, 2001. Accordingly, we have calculated the values of the unexercised options on the basis of our assumed initial public offering price per share, less the applicable exercise price, multiplied by the number of shares underlying the option.


                         Fiscal Year End Option Values


                                              Number of Securities            Value of Unexercised
                          Shares             Underlying Unexercised          In-The-Money Options at
                         Acquired          Options at Fiscal Year End            Fiscal Year End
                           Upon    Value   ------------------------------   -------------------------
Name                     Exercise Realized Exercisable     Unexercisable    Exercisable Unexercisable
----                     -------- -------- -------------   --------------   ----------- -------------
Paul Ashton.............   --       --             195,000           30,000 $2,388,000    $363,000
Kathleen T. Karloff.....   --       --              22,500           67,500    124,000     371,000
Michael J. Soja.........   --       --                 --           324,000        --      252,000
Kenneth A. Walters......   --       --              11,493           34,479      5,000      14,000
Thomas J. Smith.........   --       --              90,000              --   1,108,000         --


Indemnification of Directors and Officers and Limitation on Liability

   Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by the Delaware General Corporation Law. This provision will not prevent our stockholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws.

   Our certificate of incorporation also requires us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to a few very limited exceptions where indemnification is not permitted by applicable law. Our certificate of incorporation also requires us to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law. These rights are not exclusive.

   We have also entered into indemnification agreements with our directors.

Incentive Plans

 2001 Incentive Plan

   Our 2001 Incentive Plan has been adopted by our board of directors and approved by our stockholders. The plan provides for the issuance of up to 2,700,000 shares of common stock. The number of shares of common stock available for issuance under the plan will increase at the beginning of each of our fiscal years, beginning in 2003, by an amount equal to the lesser of
(i) 1,170,000 shares, (ii) 3% of the number of shares of common stock outstanding as of the end of the immediately preceding fiscal year or (iii) such other amount as may be determined by our compensation committee, provided that in no event will more than 14,400,000 shares be issued upon the exercise of stock options under the plan.



   The compensation committee of our board of directors administers the plan. The compensation committee has authority to interpret the plan, grant awards and make all other determinations necessary to administer the plan.

   The plan provides for the grant of stock, stock options, stock appreciation rights and performance awards. Stock may be granted with or without vesting restrictions. Stock options may be issued either as incentive stock options, commonly called ISOs, that qualify under Section 422 of the Internal Revenue Code or as nonqualified stock options, commonly called NQOs. ISOs may be granted only to our employees or employees of a parent or subsidiary. NQOs may be granted to our employees, directors and consultants. Generally, the exercise price of ISOs must be at least equal to the fair market value of our common stock on the date of grant. Any grant of an ISO to a holder of 10% or more of our outstanding shares of common stock must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. Options granted under the plan have a maximum term of 10 years. Options granted under the plan may not be transferred other than by will or by the laws of descent and distribution. They generally also must be exercised during the lifetime of the optionee and only by the optionee. Performance awards may be awarded upon attainment by employees of performance criteria specified by the committee and may consist of cash or a combination of cash and stock.


   Options granted under the plan generally expire three months after the termination of the optionee's service, except in the case of death, in which case the options generally may be exercised up to 12 months following the date of death. If we are dissolved or liquidated or experience a change in control, all awards granted under the plan will become exercisable, then terminate, unless the successor corporation, if any, assumes or substitutes for outstanding awards. Unless otherwise provided in an individual award, if, within 12 months following a change of control of us, a holder of an award granted under the plan is terminated or his or her principal place of work is relocated more than 50 miles from its current location, all outstanding awards held by the participant will vest and become exercisable.


 1997 Stock Option Plan

   Our board of directors and shareholders adopted our 1997 Stock Option Plan in July 1997. The plan provides for the issuance of up to 2,700,000 shares of common stock. The plan terminates in

July 2007, unless terminated earlier by our board of directors. The compensation committee of our board of directors administers the plan and has authority to interpret the plan, grant awards and make all other determinations necessary to administer the plan. The plan provides for the grant of stock appreciation rights, commonly called SARs, and both ISOs and NQOs, which are subject to the same restrictions as ISOs and NQOs granted under our 2001 Incentive Plan.


   Options or SARs granted under the plan generally expire three months after the termination of the optionee's service, except in the case of death or disability, in which case the options or SARs generally may be exercised up to 12 months following the date of death. If we are dissolved or liquidated or experience a change in control, all options and SARs granted under the plan will become exercisable, then terminate, unless the successor corporation, if any, assumes or substitutes for outstanding awards. Unless otherwise provided in an individual award, if, within 12 months following a change of control of us, a holder of an award granted under the plan is terminated or his or her principal place of work is relocated more than 50 miles from its current location, all outstanding awards held by the participant will vest and become exercisable.





 408(k) Plan

   In 1997, we adopted a Salary Reduction Simplified Employee Pension Plan under Section 408(k) of the Internal Revenue Code for all employees who earn at least $3,000 in gross salary per year. A participant may contribute up to a maximum of $6,000 of his or her salary annually, subject to some limitations. We match employee contributions at a rate of 3% of the employee's annual salary, up to a maximum of $6,000 per employee. For the year ended December 31, 2000, we contributed $39,000 to the plan in matching contributions. We and our employees stopped contributing to this plan effective December 31, 2000.


 401(k) Plan

   Effective January 1, 2001, we established a savings plan for our employees which is designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deduction, subject to statutory and plan limits. We match 100% of the employee contributions up to 5% of each employee's qualified compensation. We contributed $200,000 to the plan during 2001.

                           RELATED PARTY TRANSACTIONS

   Bausch & Lomb Incorporated, from which we have received a substantial portion of our revenues, owns 5,400,000 shares of our common stock. In addition, Stephen McCluski, a member of our board of directors, is the Senior Vice President and Chief Financial Officer of Bausch & Lomb. Under a licensing and development agreement we entered into on December 3, 1992, originally with Chiron Vision Corporation, Bausch & Lomb has exclusive rights to market and sell our Vitrasert product and pays us royalties on these sales. Under our 1999 agreement, Bausch & Lomb has the exclusive right to market and sell any products we develop for the treatment of eye disease, including our Aeon products under development for the treatment of diabetic macular edema, posterior uveitis and wet age-related macular degeneration. Under this agreement, we will manufacture products for all clinical trials and expand our commercial manufacturing capacity. This agreement was amended effective January 2001 and again effective December 2001.


   In June 1999, we entered into a Stock Option and Purchase Agreement with Bausch & Lomb under which Bausch & Lomb had an option to purchase shares of preferred stock. Bausch & Lomb never exercised its option to purchase these shares. In June 2000, we terminated this agreement.

   Under a bridge financing agreement, on various dates we issued an aggregate of 1,074,015 shares of our common stock to Bausch & Lomb for aggregate consideration of $1,250,000, including an issuance of 157,545 shares on February 10, 1999. All issuances were made at the fair market value on the date of issue. On June 9, 2000 we redeemed 1,074,015 shares of our common stock held by Bausch & Lomb in exchange for aggregate consideration valued at $1,250,000, consisting of cash and waivers of license fees otherwise due to us.






   Vincent Manopoli is a former director and officer who held in excess of 5% of our outstanding shares until August 8, 2000. On January 10, 1999, we redeemed 58,500 shares of our common stock held by Mr. Manopoli for $65,000. On June 15, 2000, we redeemed 1,381,500 shares of our common stock held by Mr. Manopoli in exchange for $150,000 and a note in the amount of $2,065,000. We have satisfied our obligations under this note.


   Under agreements with the University of Kentucky Research Foundation, or the UKRF, Drs. Ashton and Smith receive a portion of the royalties received by the UKRF from us for technology we have licensed from the UKRF. These royalties pertain to technology developed by Drs. Ashton and Smith while they were performing research at the University of Kentucky. During 1999, these royalties totaled $75,000 for Dr. Ashton and $25,000 for Dr. Smith. During 2000, these royalties totaled $28,000 for Dr. Ashton and $28,000 for Dr. Smith. During 2001, these royalties totalled $46,000 for Dr. Ashton and $22,000 for Dr. Smith.


   Kenneth Walters, our Vice President of Research and Discovery, owns 33% of, and serves as an officer and director of, An-Ex Analytical Services Ltd. Under agreements with us, An-Ex Analytical Service Ltd. is performing research on aspects of our Ceredur product and our Co-drug technology. We expect to pay a total of approximately $100,000 to An-Ex Analytical Services Ltd. under these agreements.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of April 15, 2002 by the following persons:


  . each stockholder known by us to own beneficially more than 5% of our common stock,

  . each of our directors,

  . each of the named executive officers, and

  . all directors and executive officers as a group.

   This table lists applicable percentage ownership based on 23,516,766 shares of common stock outstanding as of April 15, 2002, and also lists applicable percentage ownership based on 28,916,766 shares of common stock outstanding after completion of this offering. Percentage ownership assumes conversion of all shares of preferred stock outstanding as of April 15, 2002 into shares of common stock, which will occur upon the closing of this offering.


   We have determined beneficial ownership in the table in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have deemed shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of April 15, 2002 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by that stockholder.


   Unless otherwise noted, the address for each person listed in the chart below is c/o Control Delivery Systems, Inc., 313 Pleasant Street, Watertown, MA 02472. The address for Bausch & Lomb Incorporated is One Bausch & Lomb Place, Rochester, NY 14604. The address for Essex Woodlands Health Ventures is 190 South LaSalle Street, Suite 2800, Chicago, IL 60603.



                                                    Percentage of Shares
                                                         Outstanding
                                                    ------------------------
                                  Number of Shares    Before        After
Name of Beneficial Owner         Beneficially Owned  Offering      Offering
------------------------         ------------------ ----------    ----------
Bausch & Lomb Incorporated.....       5,400,000             23.0%         18.7%
Paul Ashton (1)(2).............       5,257,500             22.2          18.0
Thomas J. Smith (1)(3).........       4,977,000             21.1          17.2
Essex Woodlands Health Ventures
 (4)...........................       1,674,729              7.1           5.8
James L. Currie (5)............       1,674,729              7.1           5.8
Kathleen T. Karloff (1)........          78,750                *             *
Michael J. Soja (1)............          81,000                *             *
Kenneth A. Walters(1)..........          67,500                *             *
Alan L. Crane (1)(6)...........         118,950                *             *
William S. Karol...............          10,950                *             *
Stephen C. McCluski (7)........       5,400,000             23.0          18.7
All directors and officers as a
 group
 (9 persons)(2)(5)(6)(7)(8)....      12,689,379             52.8          43.1

--------
 *  Less than 1% of the outstanding shares of common stock.

(1) Includes shares issuable upon the exercise of options that are exercisable or will become exercisable within 60 days of April 15, 2002 for the following individuals: Dr. Ashton (217,500 shares), Dr. Smith (90,000 shares), Ms. Karloff (78,750 shares), Mr. Soja (81,000 shares), Dr. Walters (67,500 shares), Mr. Crane (51,450 shares) and Mr. Karol (10,950 shares).

(2) Includes 249,480 shares held by the Paul Ashton Family Irrevocable Trust and 171,495 shares held by the Paul Ashton Children's Irrevocable Trust.


(3) Includes 841,995 shares held by the Thomas J. and Ellen Doble-Smith Family Irrevocable Trust, 37,800 shares held by the Thomas J. and Ellen Doble-Smith Trusts for Minors and 4,007,205 shares held by St. James Associates LLC, of which Dr. Smith serves as managing member.


(4) Includes 1,339,785 shares held by Essex Woodlands Health Ventures Fund V, LP and 334,944 shares held by Essex Woodlands Health Ventures Fund IV, LP.


(5) Includes 1,674,729 shares held by entities affiliated with Essex Woodlands Health Ventures, with which Mr. Currie is affiliated. Mr. Currie disclaims beneficial ownership of those shares except to the extent of his pecuniary interest therein.






(6)  Includes 21,600 shares held by three family members of Mr. Crane.




(7) Includes 5,400,000 shares held by Bausch & Lomb Incorporated, of which Mr. McCluski is an executive officer. Mr. McCluski disclaims beneficial ownership of these shares.


(8) Includes shares issuable upon the exercise of options that are or will become exercisable within 60 days of April 15, 2002 as set forth in footnote (1) above for Dr. Ashton, Ms. Karloff, Mr. Soja, Dr. Walters, Mr. Crane and Mr. Karol.

                          DESCRIPTION OF CAPITAL STOCK

General

   Upon the completion of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.01 par value per share, and 20,000,000 shares of undesignated preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws, which we have included as exhibits to the registration statement of which this prospectus forms a part.


Preferred Stock

   As of April 15, 2002 there were 641,642 shares of Series A convertible preferred stock outstanding, held of record by 49 stockholders. Upon the closing of this offering, all outstanding shares of Series A convertible preferred stock will convert into 5,774,778 shares of common stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.


Common Stock

   As of April 15, 2002 there were 17,741,988 shares of common stock outstanding, held of record by 46 stockholders. In addition, as of April 15, 2002, there were 2,800,053 shares of common stock subject to outstanding options. Upon completion of this offering, there will be 28,916,766 shares of common stock outstanding, assuming no exercise of outstanding stock options and conversion of all outstanding shares of preferred stock into common stock.


   Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock will receive ratably any dividends that the board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be outstanding. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock that we will issue upon completion of this offering will be fully paid and non-assessable.




Registration Rights

   We have granted demand registration rights to the holders of our Series A convertible preferred stock and Bausch & Lomb. Beginning 180 days after this offering, if the requisite percentage of these stockholders so request, we must register their shares of common stock, provided the aggregate value exceeds $10.0 million. We are not obligated to effect more than two required registrations in total or more than one in any 12-month period. In addition, these holders, together with Drs. Smith and Ashton, may require us to register their shares any time we propose a registered offering, subject to our right to decrease the number of shares included if market conditions prevent the registration of all shares. Twelve months after this offering, holders of registration rights may request that we register their shares on Form S-3, provided that each proposed registration exceeds $2.5 million. Holders of registration rights may not require us to register shares on Form S-3 more than twice in any 12-month period or more than once in any six-month period.

   If our board of directors determines that a registration would be materially detrimental to us, we may suspend these rights for up to 180 days, but we may not do so more than once in any one-year period. Registration rights are transferable, provided the transferee agrees to be bound by the terms of our registration rights agreement and is an affiliate of an existing holder of registration rights or acquires at least 10% of the shares entitled to registration rights initially held by the transferor. We must bear all expenses associated with the filing of registration statements on behalf of holders of registration rights except for underwriting discounts and selling commissions.

Anti-Takeover Provisions

 Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person becomes an interested stockholder, unless:

  . the corporation's board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the time the person attained this status,

  . upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, or

  . at or subsequent to the time the person became an interested stockholder, the corporation's board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

   A "business combination" generally includes a merger, asset or stock sale or other transaction with or caused by the interested stockholder. In general, an "interested stockholder" is a person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

   This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

 Certificate of Incorporation and By-law Provisions

   Board of Directors. Our certificate of incorporation divides our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

   Stockholder Meetings. Under our by-laws to be effective upon the closing of this offering, special meetings of the stockholders may be called only by the board of directors, the chairman of the board or the chief executive officer. Our by-laws will also provide that stockholders wishing to propose business to be brought before a meeting of stockholders will be required to comply with various advance notice requirements. Finally, our certificate of incorporation and by-laws will provide that any action required or permitted to be taken by our stockholders at an annual or special meeting may be taken only if properly brought before the meeting, and may not be taken by written consent in lieu of a meeting. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

   Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of us.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company. The transfer agent's address is 59 Maiden Lane, New York, NY 10038.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Sales of substantial amounts of our common stock in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity capital in the future.

   Upon completion of the offering, we will have 28,916,766 outstanding shares of common stock, and outstanding options to purchase 2,800,053 shares of common stock assuming no additional option grants, exercises or forfeitures after April 15, 2002. None of the shares sold in the offering will be subject to the lock-up agreements described below. We expect that all shares sold in the offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors and 10% or greater stockholders.


   The remaining 23,516,766 shares outstanding and 2,800,053 shares subject to outstanding options are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, or if the securities can be sold under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.


Lock-Up Agreements

   We, our directors, officers, and various other stockholders and employees, who together hold substantially all of our securities, have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them prior to this offering for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived. Assuming that Deutsche Bank Securities Inc. does not release any securityholders from the lock-up agreements, the following shares will be eligible for sale in the public market at the following times:


  . Beginning on the effective date of the registration statement of which this prospectus forms a part, all of the shares sold in this offering will be immediately available for sale in the public market.

  . Beginning 180 days after the effective date, approximately an additional 23,175,000 shares will be eligible for sale pursuant to Rule 144, Rule 144(k) and Rule 701, subject to the volume and other restrictions described below.


Rule 144

   In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 289,167 shares immediately after this offering, and

  . the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

   Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k) as currently in effect, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.


Rule 701

   Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 ninety days after effectiveness without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 ninety days after effectiveness without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Incentive Plans

   We intend to file one or more registration statements under the Securities Act after the effective date of this offering to register shares to be issued pursuant to our 1997 Stock Option Plan and 2001 Incentive Plan. As a result, shares issued under our 1997 Stock Option Plan or our 2001 Incentive Plan will generally be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resellable under Rule 701. As of April 15, 2002, we had granted options to purchase 2,800,053 shares of common stock to employees, directors and consultants that had not been exercised or canceled. See "Management--Incentive Plans" and "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Banc of America Securities LLC and SG Cowen Securities Corporation, have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:



                                                                          Number
Underwriters                                                           of Shares
------------                                                           ---------
Deutsche Bank Securities Inc..........................................
Banc of America Securities LLC........................................
SG Cowen Securities Corporation.......................................
                                                                       ---------
        Total......................................................... 5,400,000
                                                                       =========


   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock we are offering are subject to conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if they purchase any of these shares.

   The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price shown on the cover of this prospectus and to dealers at a
price that represents a concession not in excess of $     per share under the
public offering price. The underwriters may allow, and these dealers may re-
allow, a concession of not more than $     per share to other dealers. After
the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

   We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 810,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.


   The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and
commissions are   % of the initial public offering price. We have
agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                      Total Fees
                                      -------------------------------------------
                                       Without Exercise of  With Full Exercise of
                        Fee Per Share Over-Allotment Option Over-Allotment Option
                        ------------- --------------------- ---------------------
Discounts and
 commissions paid by
 us....................    $                 $                     $

   In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,000,000.


   We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

   Each of our officers and directors, and various other stockholders and employees, who together hold substantially all of our securities, have agreed, subject to limited exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designated to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. They may give this consent at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our stock option plan and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.


   The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.


  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price per share.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate-covering transactions may involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

   In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.



  . Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.


   These stabilizing transactions, syndicate-covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be affected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


   At our request, the underwriters have reserved for sale at the initial public offering price up to 270,000 shares of our common stock being sold in this offering for our directors, officers, employees, business associates and their respective friends and family members. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.


   A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

  .  prevailing market conditions,

  .  our results of operations in recent periods,

  .  the present stage of our development,

  . the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business, and

  .  estimates of our business potential.

   Deutsche Bank Securities Inc. acted as a placement agent in connection with the private placement of our Series A convertible preferred stock and, in connection with that placement received compensation consisting of cash and warrants to purchase our common stock. We issued 164,826 shares of our common stock to Deutsche Bank Securities Inc. upon the cashless exercise of these warrants on April 2, 2002. In addition, several employees of Deutsche Bank Securities Inc. purchased a total of 4,280 shares of the Series A convertible preferred stock on the same terms as those on which such securities were offered to other investors in the Series A placement. These shares will convert into 38,520 shares of our common stock upon the completion of this offering. The holders of these shares have entered into lock-up agreements that prevent transfers of the shares for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part.

                            VALIDITY OF COMMON STOCK

   The validity of the common stock offered hereby will be passed upon for us by Ropes & Gray, Boston, Massachusetts. Piper Rudnick LLP, Baltimore, Maryland has represented the underwriters in this offering. Attorneys of Ropes & Gray own 50,868 shares of our common stock through a collective investment vehicle.

                                    EXPERTS

   The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act concerning the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement or its exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and to its attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document are not necessarily complete. With respect to each document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

   You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of this reference facility by calling the Commission at (800) SEC-0330. You may obtain copies of all or any part of our registration statement from the Commission upon payment of prescribed fees. You may also inspect reports, proxy and information statements and other information that we file electronically with the Commission without charge at the Commission's Internet site, http://www.sec.gov.


   We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

                         CONTROL DELIVERY SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
Report of Independent Accountants......................................... F-2

Consolidated Balance Sheets as of December 31, 2000 and 2001 and as of
 March 31, 2002 (unaudited)............................................... F-3
Consolidated Pro Forma Stockholders' Equity as of March 31, 2002
 (unaudited).............................................................. F-3
Consolidated Statements of Operations for the years ended December 31,
 1999, 2000
 and 2001 and for the three months ended March 31, 2001 and 2002
 (unaudited).............................................................. F-4
Consolidated Statements of Stockholders' Deficit and Comprehensive Loss
 for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002 (unaudited).................................. F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1999, 2000
 and 2001 and for the three months ended March 31, 2001 and 2002
 (unaudited).............................................................. F-6
Notes to Consolidated Financial Statements................................ F-7

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Control Delivery Systems, Inc.:


The stock split described in Note 2 to the consolidated financial statements has not been consummated at May 31, 2002. When it has been consummated, we will be in a position to furnish the following report:


   "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Control Delivery Systems, Inc. and its subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."


   As discussed in Note 14, the Company has revised its financial statements for the year ended December 31, 2000 with respect to its recognition of government research grant revenues.


/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

May 29, 2002

                         CONTROL DELIVERY SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                     (In thousands, except share data)



                                                             Pro Forma
                                                           Stockholders'
                                December 31,               Equity as of
                             ------------------  March 31,   March 31,
                                2000     2001      2002        2002
                             ---------- -------  --------- -------------     ---
                             (Restated)                      (Note 2)
                                                       (unaudited)
Assets
Current assets:
 Cash and cash
  equivalents..............   $18,789   $13,387   $11,231
 Short-term investments,
  available for sale.......    10,797    16,203    15,549
 Accounts receivable -
  related party............     1,596        45     1,879
 Income tax receivable.....       --        751       751
 Deferred tax asset........       624       --        --
 Prepaid expenses..........       314     1,193     1,756
 Other current assets......       728     1,200     1,586
                              -------   -------   -------
   Total current assets....    32,848    32,779    32,752
Property and equipment,
 net.......................     1,350     7,768     8,717
Other assets (Note 14).....       106        57        58
                              -------   -------   -------
    Total assets...........   $34,304   $40,604   $41,527
                              =======   =======   =======
Liabilities, Redeemable
 Convertible Preferred
 Stock and Stockholders'
 (Deficit) Equity
Current liabilities:
 Accounts payable..........   $ 1,257   $ 2,057   $ 1,398
 Accrued expenses..........     3,879     2,829     3,084
 Income taxes payable .....       815       --        --
 Deferred revenue..........     3,171    12,462    15,567
                              -------   -------   -------
   Total current
    liabilities............     9,122    17,348    20,049
Commitments and
Contingencies (Notes 11 and
13)
Series A redeemable
 convertible preferred
 stock, $0.01 par value;
 650,000 shares authorized,
 641,642 shares issued and
 outstanding December 31,
 2000, December 31, 2001
 and
 March 31, 2002;
 no shares authorized,
 issued and outstanding
 pro forma (Liquidation
 value at March 31, 2002
 $34,482) .................    31,376    31,848    31,966     $   --
                              -------   -------   -------     -------
Stockholders' (deficit)
 equity:
 Undesignated preferred
  stock, $0.01 par value;
  1,350,000 shares
  authorized, no shares
  issued and outstanding
  December 31, 2000,
  December 31, 2001 and
  March 31, 2002;
  20,000,000 shares
  authorized, no shares
  issued and outstanding
  pro forma ...............       --        --        --          --
 Common stock, $0.01 par
  value; 27,000,000 shares
  authorized, 16,915,122
  shares issued and
  outstanding December 31,
  2000; 27,000,000 shares
  authorized, 17,330,247
  shares issued and
  outstanding December 31,
  2001; 27,000,000 shares
  authorized, 17,577,162
  shares issued and
  outstanding March 31,
  2002; 100,000,000 shares
  authorized, 23,351,940
  shares issued and
  outstanding pro forma....       169       173       175         233
 Additional paid-in
  capital..................     1,558     6,128     6,216      38,124
 Deferred stock
  compensation.............      (386)     (236)     (209)       (209)
 Accumulated other
  comprehensive income
  (loss)...................       (70)       32       (28)        (28)
 Accumulated deficit.......    (7,465)  (14,689)  (16,642)    (16,642)
                              -------   -------   -------     -------
   Total stockholders'
    (deficit) equity.......    (6,194)   (8,592)  (10,488)    $21,478
                              -------   -------   -------     =======
   Total liabilities,
    redeemable convertible
    preferred stock and
    stockholders' (deficit)
    equity.................   $34,304   $40,604   $41,527
                              =======   =======   =======


   The accompanying notes are an integral part of these financial statements.

                         CONTROL DELIVERY SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (In thousands, except per share data)



                                      Year Ended December       Three Months
                                              31,              Ended March 31,
                                     ------------------------  ----------------
                                      1999    2000     2001     2001     2002
                                     ------  -------  -------  -------  -------
                                                                 (unaudited)
Revenues:
 Collaborative research and
  development - related party......  $1,889  $ 4,025  $12,614  $ 2,577  $ 3,534
 Royalties - related party.........     496      380      265      120       43
 Government research grants........     400      524      287      130      --
                                     ------  -------  -------  -------  -------
   Total revenues..................   2,785    4,929   13,166    2,827    3,577
                                     ------  -------  -------  -------  -------
Operating expenses:
 Research and development..........   1,549    7,033   11,915    1,999    3,717
 Royalties.........................     496      356      131       60       21
 General and administrative........     872    1,955    9,690    1,226    1,992
                                     ------  -------  -------  -------  -------
   Total operating expenses........   2,917    9,344   21,736    3,285    5,730
                                     ------  -------  -------  -------  -------
Loss from operations...............    (132)  (4,415)  (8,570)    (458)  (2,153)
Interest income, net...............      38      804    1,346      439      200
                                     ------  -------  -------  -------  -------
Loss before income taxes...........     (94)  (3,611)  (7,224)     (19)  (1,953)
Provision for income taxes.........     --      (192)     --       --       --
                                     ------  -------  -------  -------  -------
Net income (loss)..................     (94)  (3,803)  (7,224)     (19)  (1,953)
                                     ------  -------  -------  -------  -------
Accretion of redeemable convertible
 preferred stock...................     --      (197)    (472)    (118)    (118)
                                     ------  -------  -------  -------  -------
Net loss attributable to common
 stockholders......................  $  (94) $(4,000) $(7,696) $  (137) $(2,071)
                                     ======  =======  =======  =======  =======
Basic and diluted net loss per
 common share......................  $(0.01) $ (0.23) $ (0.45) $ (0.01) $ (0.12)
Shares used in computing basic and
 diluted net loss per common
 share.............................  19,056   17,759   17,231   17,205   17,474
Unaudited pro forma basic and
 diluted net loss per common share
 (Note 3)..........................                   $ (0.31)          $ (0.08)
Shares used in computing unaudited
 pro forma basic and diluted net
 loss per common share (Note 3)....                    23,006            23,249



   The accompanying notes are an integral part of these financial statements.

                        CONTROL DELIVERY SYSTEMS, INC.

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE LOSS


 Years Ended December 31, 1999, 2000 and 2001 and Three Months Ended March 31,
                             2002 (unaudited)


                    (In thousands, except share data)



                                                                     Accumulated
                                                                        Other
                            Common Stock     Additional   Deferred     Compre-    Accum-       Total     Comprehensive
                          ------------------  Paid-in      Stock       hensive    ulated   Stockholders'    Income
                            Shares    Amount  Capital   Compensation Gain (Loss) Deficit      Deficit       (Loss)
                          ----------  ------ ---------- ------------ ----------- --------  ------------- -------------
Balance at December 31,
1998....................  18,916,470   $189    $1,436      $ --         $--      $ (2,074)   $   (449)
Sale of common stock....     157,545      2       248        --          --           --          250
Deferred compensation
related to employee
stock option grants.....         --     --        129       (129)        --           --          --
Amortization of deferred
stock compensation......         --     --        --          13         --           --           13
Compensation expense
associated with stock
options.................         --     --         27        --          --           --           27
Net loss and
comprehensive loss......         --     --        --         --          --           (94)        (94)      $   (94)
                          ----------   ----    ------      -----        ----     --------    --------       =======
Balance at December 31,
1999....................  19,074,015    191     1,840       (116)        --        (2,168)       (253)
Purchase and retirement
of Company's common
stock (Note 9)..........  (2,514,015)   (25)   (2,011)       --          --        (1,494)     (3,530)
Issuance of warrants in
conjunction with
redeemable convertible
preferred stock
offering, at fair
value...................         --     --      1,098        --          --           --        1,098
Accretion of redeemable
convertible preferred
stock to redemption
value...................         --     --       (196)       --          --           --         (196)
Exercise of employee
stock options...........     355,122      3       298        --          --           --          301
Deferred compensation
related to employee
stock option grants.....         --     --        343       (343)        --           --          --
Amortization of deferred
stock compensation......         --     --        --          73         --           --           73
Compensation expense
associated with stock
options.................         --     --        186        --          --           --          186
Unrealized loss on
short-term investments..         --     --        --         --          (70)         --          (70)      $   (70)
Net loss................         --     --        --         --          --        (3,803)     (3,803)       (3,803)
Comprehensive loss......         --     --        --         --          --           --          --        $(3,873)
                          ----------   ----    ------      -----        ----     --------    --------       =======
Balance at December 31,
2000 (Restated).........  16,915,122    169     1,558       (386)        (70)      (7,465)     (6,194)
Accretion of redeemable
convertible preferred
stock to redemption
value...................         --     --       (472)       --          --           --         (472)
Exercise of employee
stock options...........     134,325      1       151        --          --           --          152
Amortization of deferred
stock compensation......         --     --        (31)       148         --           --          117
Compensation expense
associated with stock
options.................         --     --         27        --          --           --           27
Common stock issued for
services................     280,800      3     3,430        --          --           --        3,433
Stock compensation
expense related to
severance...............         --     --      1,465          2         --           --        1,467
Unrealized gain on
short-term investments..         --     --        --         --          102                      102       $   102
Net loss................         --     --        --         --          --        (7,224)     (7,224)       (7,224)
Comprehensive loss .....         --     --        --         --          --           --          --        $(7,122)
                          ----------   ----    ------      -----        ----     --------    --------       =======
Balance at December 31,
2001....................  17,330,247    173     6,128       (236)         32      (14,689)     (8,592)
Accretion of redeemable
convertible preferred
stock to redemption
value...................         --     --       (118)       --          --           --         (118)
Exercise of employee
stock options...........     246,915      2       206        --          --           --          208
Amortization of deferred
stock compensation......         --     --        --          27         --           --           27
Unrealized loss on
short-term investments..         --     --        --         --          (60)         --          (60)      $   (60)
Net loss................         --     --        --         --          --        (1,953)     (1,953)       (1,953)
                                                                                                            -------
Comprehensive loss......         --     --        --         --          --           --          --        $(2,013)
                          ----------   ----    ------      -----        ----     --------    --------       =======
Balance at March 31,
2002....................  17,577,162   $175    $6,216      $(209)       $(28)    $(16,642)   $(10,488)
                          ==========   ====    ======      =====        ====     ========    ========


  The accompanying notes are an integral part of these financial statements.

                         CONTROL DELIVERY SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     (In thousands, except share data)


                                                            Three Months Ended
                                Year Ended December 31,         March 31
                               ---------------------------  ------------------
                                1999       2000     2001       2001     2002
                               -------  ---------- -------  ---------- -------
                                        (Restated)          (Restated)
                                                               (unaudited)
Cash flows from operating
 activities:
 Net income (loss)............ $   (94)  $(3,803)  $(7,224)  $   (19)  $(1,953)
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation.................      22       142       509        88       249
 Non-cash charges for stock-
  based compensation..........      40     3,692     1,611        (9)       27
 License maintenance fee
  offset by common stock
  repurchase..................     --       (158)      --        --        --
 Realized gain on short-term
  investments.................     --        --         17       --        --
 Deferred tax expense
  (benefit)...................     --       (624)      624       624       --
 Changes in operating assets
  and liabilities:
  Accounts receivable.........      20    (1,497)    1,551     1,500    (1,834)
  Income tax receivable.......     --        --       (751)     (703)      --
  Prepaid expenses............     --       (324)     (879)      --       (563)
  Other current assets........     (12)     (705)     (472)     (103)     (386)
  Other assets................      (3)      (67)       23        50        (1)
  Accounts payable............      44       917       800       131      (659)
  Accrued expenses............      73       272     2,383         4       255
  Income taxes payable........     --        815      (815)     (815)      --
  Deferred revenue............   1,142     1,065     9,291       949     3,105
                               -------   -------   -------   -------   -------
   Net cash provided by (used
    in) operating activities..   1,232      (275)    6,668     1,697    (1,760)
                               -------   -------   -------   -------   -------
Cash flows from investing
 activities:
 Purchases of short-term
  investments, available for
  sale........................     --    (10,867)  (87,568)      --    (18,356)
 Sales and maturities of
  short-term investments,
  available for sale..........     --        --     82,247     1,387    18,950
 Purchases of property and
  equipment...................    (252)   (1,236)   (6,927)     (882)   (1,198)
                               -------   -------   -------   -------   -------
   Net cash provided by (used
    in) investing activities..    (252)  (12,103)  (12,248)      505      (604)
                               -------   -------   -------   -------   -------
Cash flows from financing
 activities:
 Payment of accrued payroll,
  officers....................    (216)      --        --        --        --
 Issuance of note receivable
  to related party............     --        (26)      --        --        --
 Proceeds from payment of note
  receivable by related
  party.......................     --        --         26        26       --
 Proceeds from the issuance of
  preferred stock, net of
  issuance costs..............     --     32,278       --        --        --
 Payments to purchase Company
  common stock (Note 9).......     --       (465)      --        --        --
 Payment of note payable (Note
  9)..........................     --     (2,065)      --        --        --
 Proceeds from the sale of
  common stock................     250       301       152        36       208
                               -------   -------   -------   -------   -------
   Net cash provided by
    financing activities......      34    30,023       178        62       208
                               -------   -------   -------   -------   -------
Net increase (decrease) in
 cash and cash equivalents....   1,014    17,645    (5,402)    2,264    (2,156)
Cash and cash equivalents at
 beginning of period..........     130     1,144    18,789    18,789    13,387
                               -------   -------   -------   -------   -------
 Cash and cash equivalents at
  end of period............... $ 1,144   $18,789   $13,387   $21,053   $11,231
                               =======   =======   =======   =======   =======
Supplemental disclosure of
 cash flow information:
 Cash paid for interest....... $   --    $    30   $   --        --        --
 Cash paid for taxes..........     --        --    $   945   $   910   $    13




Supplemental disclosure of
 non-cash financing
 activities:
 Purchase and retirement of
  1,287,945 shares of
  Company's common stock in
  exchange for issuance of a
  note payable of $2,065......     --    $ 2,065       --        --        --
 Purchase and retirement of
  1,074,015 shares of
  Company's common stock in
  exchange for the waiver of a
  one-time license maintenance
  fee due of $1,000...........     --    $ 1,000       --        --        --
 Issuance of stock to
  consultants for prior
  services....................     --        --     $3,433   $ 3,433       --

   The accompanying notes are an integral part of these financial statements.

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)



1. The Company

 Nature of Business

   Control Delivery Systems, Inc. (the "Company") designs, develops and manufactures innovative, sustained-release drug delivery products.

   The Company is subject to risks common to companies in the biopharmaceutical industry including, but not limited to, the successful development and commercialization of products, clinical trial uncertainty, fluctuations in operating results and financial risks, need for additional funding, protection of proprietary technology and patent risks, compliance with government regulations, dependence on key personnel and collaborative partners, competition, technological and medical risks, customer demand, compliance with Food and Drug Administration and other government regulations, management of growth and effectiveness of marketing by the Company and by third parties.


2. Summary of Significant Accounting Policies

 Stock Split

   On June 12, 2001, the Company's board of directors approved a nine-for-one stock split of the Company's common stock to be effected prior to the initial public offering (the "IPO"). In accordance with the terms of the Series A redeemable convertible preferred stock, the conversion ratio will be adjusted so that each share of redeemable convertible preferred stock is convertible into nine shares of common stock. All common stock share and per share amounts and stock option data in these consolidated financial statements were restated to reflect this split.


 Change in Company Fiscal Year End

   In November 2000, the Company changed its fiscal year end from November 30 to a calendar year end. Accordingly, previously prepared financial statements were restated to reflect the revised year end.


 Basis of Presentation; Principles of Consolidation

   The accompanying consolidated financial statements reflect the operations of the Company and CDS Securities Corp., its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

 Interim Financial Information


   The consolidated financial statements for the three months ended March 31, 2001 and 2002 are unaudited but include all adjustments (consisting only of normal, recurring adjustments), which the Company considers necessary for a fair presentation of the operating results and cash flows for such periods. The results of operations for such interim periods may not be indicative of the results to be achieved for the full year.





 Use of Estimates and Assumptions

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)


 Cash and Cash Equivalents


   The Company considers all highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents, which consist of money market funds, municipal notes and bonds, and commercial paper, are valued at cost plus accrued interest.


 Investments

   Investments consist of marketable securities, which are classified as available for sale. Investments are stated at fair value with unrealized gains and losses included as a component of accumulated other comprehensive income
(loss), which is a separate component of stockholders' deficit, until realized. The fair value of these securities is based on quoted market prices. Realized gains and losses are determined on the specific identification method and are included in investment income.


 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of money market funds and marketable securities. The Company places these investments with financial institutions which management believes are of high credit quality.


   At December 31, 2000 and 2001 and at March 31, 2002, all of the Company's accounts receivable were due from one customer. Revenue from one customer represented 86%, 89% and 98% of total revenues during the years ended December 31, 1999, 2000, and 2001, respectively, and 95% and 100% of total revenues for the three months ended March 31, 2001 and 2002, respectively.


 Fair Value of Financial Instruments

   The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, at December 31, 2000 and 2001 and at March 31, 2002 approximated their fair value due to the short-term nature of these items.


 Derivative Instruments

   In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment to FASB Statement No. 133." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation.


 Property and Equipment

   Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Property and equipment held under capital leases are initially recorded at the lower of the fair market value of the related asset or the present value of the minimum lease payments at the inception of the lease. Repairs and maintenance that do not improve or extend the life of the respective assets are charged to operations. On disposal, the related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is included in the results of operations.

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)


 Impairment or Disposal of Long-lived Assets


   The Company evaluates the recoverability of its property and equipment and other long-lived assets when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets or the business to which such assets relate. Impairment is measured based on the difference between the carrying value of the related assets or businesses and the discounted future cash flows of such assets or businesses. No impairment was required to be recognized for any of the years ended December 31, 1999, 2000 and 2001.


   On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This statement develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. The Company's adoption of SFAS 144 had no impact on its financial position and results of operations.


 Pro Forma Stockholders' Equity (Unaudited)

   The Company has filed a Registration Statement with the Securities and Exchange Commission to sell shares of its common stock in an IPO. Upon the IPO, all outstanding shares of redeemable convertible preferred stock will convert into common stock. Also, the Company's board of directors has approved an Amended and Restated Certificate of Incorporation authorizing the Company to issue 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, which the Company expects to file prior to the IPO. The unaudited pro forma balance sheet presentation of Stockholders' Equity has been prepared assuming the filing of an Amended and Restated Certificate of Incorporation and the conversion of all outstanding shares of preferred stock into common stock on March 31, 2002.


 Revenue Recognition

   The Company enters into licensing and development agreements with collaborative partners for the development of products. The terms of the agreements may include nonrefundable license fees, funding for research and development and payments based on the achievement of certain milestones, all of which the Company reports as collaborative research and development revenue, as well as royalties on product sales, which the Company records as royalties revenue.


   The Company recognizes collaborative research and development payments under licensing and development agreements as revenue on a percentage of completion accounting basis, in accordance with Staff Accounting Bulletin No. 101 ("SAB 101"). Application of this policy requires that the Company make the following calculations at the end of each reporting period to determine the Company's revenue from these agreements during that period. First, the Company determines the actual costs it has incurred through the end of the reporting period related to the agreement, and adds to that amount the costs it expects to incur in the future to complete the agreement, to arrive at the total cost the Company expects to incur from inception to completion of the agreement. The Company then divides the actual costs it has incurred through the end of the reporting period related to the agreement by the total costs it expects to incur from inception to completion to arrive at the percentage of the agreement the Company has completed at the end of the reporting period. The Company multiplies this percentage by the sum of total license fees received, milestones earned and research and development payments received and expected to be received under the agreement, and subtracts revenue it has recognized under the agreement during previous reporting periods, to arrive at the amount of revenue related to the agreement it will recognize for the current

                        CONTROL DELIVERY SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of March 31, 2002 and for the three months ended March 31,
                       2001 and 2002 is unaudited)


reporting period. The Company considers contingent payments, such as milestone payments, to be earned only after the Company has satisfied all the contingencies related to the payment and the Company's collaboration partner is obligated to make the payment to the Company. Revisions in cost estimates and contractual payments, as contracts progress, have the effect of increasing or decreasing revenue recognized in the current and future periods.


   When the total amounts received and due under an agreement exceed the revenue the Company has recognized under that agreement, then the Company records the difference as deferred revenue. Such deferred revenue is recognized as revenue over the remaining performance period in a manner similar to that described above.




   Government research grants are recognized as revenue when the related expense is incurred.


   Royalty revenue is recognized based on actual sales of licensed products in licensed territories as reported by licensees and is generally recognized in the period the sales occur. If a portion of the royalty revenue relates to sponsored research and development, it is deferred and amortized consistent with percentage of completion for that contract.

   The Company evaluates all collaborative agreements each reporting period to determine the appropriate revenue recognition for that period. The evaluation includes all of the potential revenue components from each specific collaborative agreement.


 Research and Development


   All costs associated with internal research and development, research and development conducted for others and research and development services for which the Company has externally contracted are expensed as incurred. Costs allocated to research and development expense include, but are not limited to, salaries and benefits, clinical trial costs, outside consultants, cost to manufacture clinical trial materials and facility related expenses.


 Patents


   All costs to secure patents are expensed as incurred.


 Stock-based Compensation

   SFAS No. 123, "Accounting for Stock-based Compensation," ("SFAS 123") encourages, but does not require, companies to record compensation costs for stock-based employee compensation at fair value. The Company has chosen to adopt SFAS 123 for disclosure purposes only. In accounting for its stock-based compensation plan, the Company applies Accounting Principles Board Opinion No. 25 ("APB 25"), and related interpretations for all awards granted to employees, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25" ("FIN 44"). Under APB 25, when the exercise price of options granted to employees under the plan equals or exceeds the market price of the common stock on the date of grant, no compensation expense is recognized. When the exercise price of options granted to employees under the plan is less than the market price of the common stock on the date of grant, related compensation costs are expensed over the vesting period.

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)


For stock options granted to non-employees, the Company recognizes compensation costs in accordance with the requirements of SFAS 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" ("EITF 96-18"). SFAS 123 and EITF 96-18 require that companies recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value.

 Income Taxes

   The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, as well as net operating loss carryforwards, and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

 Comprehensive Income (Loss)

   The Company accounts for comprehensive income (loss) under SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company had no items of other comprehensive income during the year ended December 31, 1999. The Company had $70,000 in unrealized holding losses on its investments for the year ended December 31, 2000, $102,000 in unrealized holding gains for the year ended December 31, 2001, $74,000 in unrealized holding gains for the three months ended March 31, 2001, and $60,000 in unrealized holding losses for the three months ended March 31, 2002.


 Net Income (Loss) Per Common Share


   The Company accounts for and discloses net income (loss) per common share in accordance with SFAS No. 128 "Earnings Per Share," ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic net income (loss) per common share is computed by dividing net income
(loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents during the period. Common share equivalents are not included in the per share calculations where the effect of their inclusion would be antidilutive. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and the weighted average conversion of the preferred stock into shares of common stock. The calculations of the net loss per share for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002 do not include common share equivalents as their impact would be antidilutive.


 Segment Reporting

   SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") requires companies to report information about operating segments in interim and

                         CONTROL DELIVERY SYSTEMS, INC.

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)



annual financial statements. It also established standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it operates in only one segment.



 Recent Accounting Pronouncements


   In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). These statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS 141 is generally effective for business combinations initiated after June 30, 2001. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001, and were adopted by the Company on January 1, 2002. The Company's adoption of these statements did not have an impact on the Company's financial position or results of operations.


   In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset's retirement costs are to be capitalized as part of the asset's carrying amount and subsequently allocated to expense over the asset's useful life. The Company believes that the adoption of SFAS 143 will not have a significant impact on the Company's financial statements.




3. Net Loss Per Common Share and Unaudited Pro Forma Net Loss Per Common Share




   The following sets forth the computation of basic and diluted net loss per common share:




                                                                     Three Months
                               Year Ended December 31,              Ended March 31,
                         -------------------------------------  ------------------------
                            1999         2000         2001         2001         2002
                         -----------  -----------  -----------  -----------  -----------
                                      (Restated)                (Restated)
                               (in thousands, except share and per share data)
Basic and diluted net
 loss per common share:
  Net loss attributable
   to common
   stockholders........  $       (94) $    (4,000) $    (7,696) $      (137) $    (2,071)
  Basic and diluted
   weighted average
   number of common
   shares outstanding..   19,056,321   17,758,846   17,231,481   17,204,832   17,473,959
Basic and diluted net
 loss per common
 share.................  $     (0.01) $     (0.23) $     (0.45) $     (0.01) $     (0.12)

   The following potentially dilutive common share equivalents were excluded from the calculation of diluted net loss per common share because their effect was antidilutive:

                                                                     Three Months
                               Year Ended December 31,              Ended March 31,
                         -------------------------------------  ------------------------
                            1999         2000         2001         2001         2002
                         -----------  -----------  -----------  -----------  -----------
Options................    1,395,900    1,868,328    2,198,700    2,292,003    2,800,053
Warrants...............          --       133,725      336,618      336,618      336,618
Redeemable convertible
 preferred stock.......          --     2,294,090    5,774,778    5,774,778    5,774,778

                        CONTROL DELIVERY SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of March 31, 2002 and for the three months ended March 31,
                       2001 and 2002 is unaudited)


   Pro forma basic and diluted net loss per common share is computed using the weighted average number of shares of common stock outstanding during the period and assumes the conversion of the Series A redeemable convertible preferred stock as if converted at the beginning of the period.






   The following sets forth the computation of pro forma net loss per common share (unaudited):



                                                    Year Ended    Three Months
                                                   December 31,  Ended March 31,
                                                       2001           2002
                                                   ------------  ---------------
                                                   (in thousands, except share
                                                      and per share amounts)
Pro forma net loss:
  Net loss attributable to common stockholders.... $    (7,696)    $    (2,071)
  Accretion of preferred stock to redemption
   value..........................................         472             118
                                                   -----------     -----------
Pro forma net loss................................ $    (7,224)    $    (1,953)
                                                   ===========     ===========
Shares used in computing pro forma basic and
 diluted net loss per common share:
  Weighted average number of common shares
   outstanding....................................  17,231,481      17,473,959
  Weighted average impact of assumed conversion of
   preferred stock at the beginning of the
   period.........................................   5,774,778       5,774,778
                                                   -----------     -----------
Shares used in computing pro forma basic and
 diluted net loss per common share:...............  23,006,259      23,248,737
                                                   ===========     ===========
Pro forma basic and diluted net loss per common
 share:........................................... $     (0.31)    $     (0.08)


   Because their effect was antidilutive, potentially dilutive common share equivalents of 2,535,318 and 3,136,671 related to the assumed exercise of the outstanding warrants and stock options were excluded from the pro forma diluted calculations for the year ended December 31, 2001 and for the three months ended March 31, 2002, respectively.


4. Investments

   Cash and cash equivalents consist of the following:


                                                    December 31,   March 31,
                                                   --------------- ---------
                                                    2000    2001     2002
                                                   ------- ------- ---------
                                                        (in thousands)
Commercial paper.................................. $ 9,873 $   --   $   --
Cash and money market funds.......................   4,895  10,432   10,630
Municipal notes and bonds.........................   4,021   2,955      601
                                                   ------- ------- -------------
                                                   $18,789 $13,387  $11,231
                                                   ======= ======= =============


   Gross unrealized losses on commercial paper classified as cash equivalents at December 31, 2000 and 2001 and at March 31, 2002 were $48,000, $0 and $0, respectively.

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)



   Short-term investments at amortized cost, including accrued interest, and fair value:


                                                    Gross      Gross
                                        Amortized Unrealized Unrealized  Fair
December 31, 2000                         Cost      Gains      Losses    Value
-----------------                       --------- ---------- ---------- -------
                                                    (in thousands)
Corporate debt securities..............  $ 5,891   $     3    $    (3)  $ 5,891
Commercial paper.......................    4,928       --         (22)    4,906
                                         -------   -------    -------   -------
                                         $10,819   $     3    $   (25)  $10,797
                                         =======   =======    =======   =======
                                                    Gross      Gross
                                        Amortized Unrealized Unrealized  Fair
December 31, 2001                         Cost      Gains      Losses    Value
-----------------                       --------- ---------- ---------- -------
                                                    (in thousands)
Corporate debt securities..............  $ 4,430   $    21    $   --    $ 4,451
Municipal notes and bonds..............    3,708       --         --      3,708
Commercial paper.......................    2,477         4        --      2,481
Government agencies....................    5,556         7        --      5,563
                                         -------   -------    -------   -------
                                         $16,171   $    32    $   --    $16,203
                                         =======   =======    =======   =======
                                                    Gross      Gross
                                        Amortized Unrealized Unrealized  Fair
March 31, 2002                            Cost      Gains      Losses    Value
--------------                          --------- ---------- ---------- -------
                                                    (in thousands)
Corporate debt securities..............  $ 5,465   $     7    $    (6)  $ 5,466
Municipal notes and bonds..............    2,609       --         --      2,609
Commercial paper.......................    1,491         2        --      1,493
Government agencies....................    6,012       --         (31)    5,981
                                         -------   -------    -------   -------
                                         $15,577   $     9    $   (37)  $15,549
                                         =======   =======    =======   =======


   There were no gross realized gains and losses for the years ended December 31, 1999 and 2000, $17,000 of gross realized gains and no gross realized losses for the year ended December 31, 2001 and no gross realized gains or losses for the three months ended March 31, 2002. All short-term investments held at December 31, 2000 and 2001 and at March 31, 2002 mature within one year.

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)



5. Property and Equipment

   Property and equipment consist of the following:


                                             Estimated  December 31,
                                            Useful Life ------------- March 31,
                                              (Years)    2000   2001    2002
                                            ----------- ------ ------ ---------
                                                            (in thousands)
Computer equipment and software............       3     $  158 $  588  $  814
Office furniture and equipment.............       5        189    556     800
Research and development equipment.........       5        700    949   1,133
Manufacturing equipment....................       5         35    327     342
Land.......................................     N/A        --   2,935   2,935
Leasehold improvements.....................       *        353    608     814
Building...................................      25        --   1,581   1,581
Construction in progress...................     N/A        155    973   1,296
                                                        ------ ------  ------
                                                         1,590  8,517   9,715
Less accumulated depreciation..............                240    749     998
                                                        ------ ------  ------
Property and equipment, net................             $1,350 $7,768  $8,717
                                                        ====== ======  ======

--------
* Shorter of asset life or lease term.

   Depreciation expense was $22,000, $142,000, and $509,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Depreciation expense for the three months ended March 31, 2001 and 2002 was $88,000 and $249,000, respectively.


6. Accrued Expenses

   Accrued expenses consist of the following:


                                                   December 31,
                                             ------------------------- March 31,
                                                2000         2001        2002
                                             ---------- -------------- ---------
                                             (Restated) (in thousands)
Accrued stock compensation..................   $3,432       $  --       $   -
Obligation under government grants..........      207          563         563
Accrued payroll and benefits................      190        1,165       1,246
Accrued royalties...........................       48           22          44
Accrued other...............................        2        1,079       1,231
                                               ------       ------      ------
                                               $3,879       $2,829      $3,084
                                               ======       ======      ======


7. Preferred Stock



   In August 2000, the Board of Directors designated 650,000 shares of preferred stock as Series A redeemable convertible preferred stock, $0.01 par value ("Series A preferred stock"). Also, in August 2000, the Company sold 641,642 shares of Series A preferred stock to third-party investors at $53.74 per share for total gross proceeds of $34.5 million. The Company recorded the Series A preferred stock at $31.2 million, which is net of $2.2 million of cash issuance costs and the $1.1 million fair value of warrants issued in conjunction with the preferred stock offering. The carrying value of the Series A preferred stock is being accreted to the redemption value on a straight-line basis through the first redemption date of August 2007.

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)



   Series A preferred stockholders vote together with the common stockholders as a single class. Series A preferred stock is convertible into nine shares of common stock and is entitled to non-cumulative dividends when and if declared, at the annual rate of $4.30 per share. Holders of a majority of the outstanding Series A preferred stock may elect on and after August 8, 2007 to have the Company redeem all then outstanding Series A preferred stock at the issue price plus any accrued and unpaid dividends. On liquidation, the holders of the Series A preferred stock are entitled to a liquidation preference equal to the issue price plus all accrued and unpaid dividends. The Series A preferred stock outstanding will automatically be converted into shares of common stock upon the earliest of (1) the closing by the Company of a public offering raising gross proceeds of $20 million or more at an offering price per share greater than or equal to $11.94, (2) following completion of a public offering not triggering conversion under (1) above, the date on which the average closing price of the common stock has exceeded $11.94 for any 20 consecutive trading days, or (3) the receipt by the Company of a written consent of the holders of at least 66 2/3% of the Series A preferred stock then outstanding or conversion of at least 66 2/3% of the Series A preferred stock originally issued.

8. Warrants

   In connection with its issuance of the Series A preferred stock, the Company issued warrants to a third party to purchase up to 336,618 shares of the Company's common stock at an exercise price of $5.97 per share. On April 2, 2002, the Company issued 164,826 shares of its common stock upon the cashless exercise of the warrants.


   The fair value of the warrants was determined using the Black-Scholes pricing model and $1.1 million was recorded in equity as additional paid-in capital and as a discount on the preferred stock, to be accreted on a straight line basis through the first redemption date of August 2007.


9.Common Stock

   In 1998 and 1999, Bausch & Lomb Incorporated ("Bausch & Lomb") purchased 916,470 and 157,545 shares of common stock for $1.0 million and $250,000, respectively. In April 1998, the Company gave Bausch & Lomb the right to pay license fees and royalties owed to the Company by transferring these shares of common stock back to the Company at their original purchase price, and Bausch & Lomb gave the Company the right to require payment of royalties due from Bausch & Lomb with such shares at such price. In June 2000, these agreements were terminated, and Bausch & Lomb sold all of these shares to the Company in consideration of the waiver of the payment of $1.0 million in license maintenance fees and a $250,000 cash payment made in November 2000 by the Company. As of March 31, 2002, Bausch & Lomb continues to own 5,400,000 shares of common stock which it or one of its subsidiaries has held since 1992.


   In September 1999, the Company gave a shareholder a right to require the Company to repurchase over a period of years up to 1,800,000 shares at $1.11 per share. Prior to 2009, the Company had a right to purchase such shares at $1.60 with cash and a promissory note. In January 2000, the Company purchased 58,500 shares for cash at $1.11 per share. On June 15, 2000, the Company and the shareholder terminated this agreement and the Company purchased 1,381,500 shares at a price of $1.60 per share. The Company paid $150,000 in cash and $2.1 million with an 8.75% promissory note due June 2001, collateralized by 1,287,945 shares of the Company's common stock. In August 2000, the Company paid the principal amount of the note, plus interest.

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)


   In November 2000, the Company approved for issuance 280,800 shares of common stock to non-employees for services previously rendered. The shares of common stock were issued in January 2001. The Company recorded stock-based compensation expense of $3.4 million for the year ended December 31, 2000.


10.Stock Option Plan

   The Company has adopted the 1997 Stock Option Plan and reserved 2,700,000 shares of common stock for issuance under the plan. The Company has also adopted the 2001 Incentive Plan, which provides for the issuance of up to 2,700,000 shares of common stock. At December 31, 2001, the Company has reserved 900,000 shares for issuance under the plan. In March 2002, the Company increased the number of shares reserved for issuance under the plan to 1,350,000.


   Both plans provide for the grant of incentive stock options ("ISOs") as well as nonqualified stock options to employees, directors and other individuals providing services to the Company. The 2001 Incentive Plan also provides for the issuance of other stock and non-stock incentives. The Board of Directors determines the term of each award, exercise price, number of shares for which each award is granted, whether restrictions will be imposed on the shares subject to awards and the vesting period over which each award is exercisable. The exercise price for ISOs cannot be less than the fair market value per share of the underlying common stock on the date granted. The term of ISOs cannot exceed ten years. The awards typically vest over three to five years.


   A summary of the status of options granted to employees and directors under the Company's stock option plans as of December 31, 1999, 2000, and 2001 and changes during the years then ended is presented below:



                                 1999                2000                2001
                          ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted
                                     Average             Average             Average
                                     Exercise            Exercise            Exercise
                           Shares     Price    Shares     Price    Shares     Price
                          ---------  -------- ---------  -------- ---------  --------
Outstanding at beginning
 of period..............    859,500   $0.69   1,350,900   $0.84   1,823,328   $ 2.65
  Granted...............    626,400    1.00     872,550    4.62     751,797    12.25
  Exercised.............        --      --     (355,122)   0.85    (134,325)    1.13
  Canceled..............   (135,000)   0.69     (45,000)   0.69    (277,200)    6.79
                          ---------           ---------           ---------
Outstanding at end of
 period.................  1,350,900   $0.84   1,823,328   $2.65   2,163,600   $ 5.51
                          =========           =========           =========
Outstanding and
 exercisable at end of
 period.................    429,750   $0.79     545,652   $0.84     784,980   $ 1.54
Options available for
 future grant at end of
 period.................  1,304,100             476,550             901,953
Weighted average grant
 date fair value:
  Options granted at
   fair value...........              $0.39               $1.29               $12.35
  Options granted at
   less than
   subsequently
   determined fair
   value................              $0.30               $1.48               $ 1.23

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)


   The following table summarizes information about stock options granted to our employees and directors which were outstanding at December 31, 2001:



                       Options Outstanding          Options Exercisable
              ------------------------------------- --------------------
                          Weighted Average Weighted             Weighted
  Exercise                   Remaining     Average              Average
   Price        Number    Contractual Life Exercise   Number    Exercise
 Per Share    Outstanding    (In Years)     Price   Exercisable  Price
 ---------    ----------- ---------------- -------- ----------- --------
   $0.69         451,125        5.71        $ 0.69    451,125    $ 0.69
    0.89         235,053        7.54          0.89    156,762      0.89
    1.33          90,000        7.86          1.33     45,000      1.33
    1.56         388,800        8.01          1.56     50,400      1.56
    2.78          45,000        8.33          2.78     11,250      2.78
    2.99         121,500        8.59          2.99     30,375      2.99
   12.22         578,250        9.09         12.22     28,575     12.22
   12.60         253,872        9.03         12.60     11,493     12.60
               ---------                              -------
$0.69-$12.60   2,163,600        7.92        $ 5.51    784,980    $ 1.54
               =========                              =======


   The Company granted some options to employees of the Company at a price it subsequently deemed to be less than fair market value. Under APB 25, the Company recorded stock-based compensation expense associated with employee stock option grants of $13,000, $73,000 and $128,000 for the years ended December 31, 1999, 2000, and 2001, respectively.


   During 1997, the Company granted an option to purchase 45,000 shares of common stock to a non-employee. Under EITF 96-18, the Company recorded compensation expense of $27,000, $186,000, and $27,000 for the fiscal years ended December 31, 1999, 2000, and 2001. The option became fully vested in September 2001.


   During 2001, in connection with severance arrangements, the Company modified three existing stock option agreements. In accordance with FIN 44, the modifications resulted in new measurement dates for each stock option grant. For the year ended December 31, 2001, the Company recorded stock-based compensation expense of $1.5 million related to the three modified existing stock option agreements.


   If compensation costs for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net loss and net loss per common share for the years ended December 31, 1999, 2000 and 2001 would have increased to the pro forma amounts shown below:



                                                     Year Ended December 31,
                                                     ------------------------
                                                      1999    2000     2001
                                                     ------- -------  -------
                                                           (Restated)
                                                      (in thousands, except
                                                         per share data)
Net loss attributable to common stockholders as
 reported........................................... $  (94) $(4,000) $(7,696)
Pro forma net loss attributable to common
 stockholders.......................................   (154)  (4,026)  (7,852)
Basic and diluted net loss per common share as
 reported...........................................  (0.01)   (0.23)   (0.45)
Pro forma basic and diluted net loss per common
 share..............................................  (0.01)   (0.23)   (0.46)

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)



   For purposes of the preceding pro forma analysis, the fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions:


                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1999  2000  2001
                                                               ----  ----  ----
Expected option term (in years)............................... 5.63  5.55  5.00
Risk-free interest rate....................................... 5.71% 6.39% 4.70%
Expected dividend yield....................................... none  none  none


11. Commitments

   The Company leases some of its facilities under noncancelable operating lease agreements which expire in November 2003. Under the terms of the facilities leases, the Company is obligated to pay its pro-rata share of real estate taxes, utilities, insurance and common operating costs as well as base rents. The facilities leases contain renewal provisions. The Company also leases certain laboratory and other equipment under operating leases.


   Future minimum lease payments under noncancelable operating leases as of December 31, 2001 are as follows:



   Fiscal Year                                                 December 31, 2001
   -----------                                                 -----------------
                                                                (in thousands)
   2002.......................................................         602
   2003.......................................................         565
   2004.......................................................         --
   2005.......................................................         --
                                                                    ------
     Total minimum lease payments.............................      $1,167
                                                                    ======


   Rental expense associated with operating leases was $90,000, $319,000, and $450,000 for the years ended December 31, 1999, 2000, and 2001, respectively, and $82,000 and $165,000 for the three months ended March 31, 2001 and 2002, respectively.



12. Income Taxes

   The components of the consolidated provision, which include amounts deferred because of temporary and permanent differences between the financial statement and tax bases of assets and liabilities, for the years ended December 31, 2000 and 2001, were:



                                                                  Year Ended
                                                                 December 31,
                                                                 --------------
                                                                  2000    2001
                                                                 ------  ------
                                                                      (in
                                                                  thousands)
Current:
  Federal....................................................... $  663  $ (624)
  State.........................................................    153      --
  Deferred:
  Federal.......................................................   (624)    624
  State.........................................................    --       --
                                                                 ------  ------
Total........................................................... $  192  $   --
                                                                 ======  ======

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)


   At December 31, 2001, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $2.5 million and $2.8 million, respectively, which expire at various dates through 2021. These net operating loss carryforwards may be used to offset future federal and state taxable income, respectively. Based upon the Internal Revenue Code and changes in Company ownership, utilization of the NOL may be subject to an annual limitation.


   The components of the Company's net deferred tax asset are as follows:


                                                            Year Ended
                                                           December 31,
                                                        -------------------
                                                           2000      2001
                                                        ----------  -------
                                                        (Restated)
                                                          (In thousands)
Depreciation and amortization..........................  $    76    $   (52)
Deferred revenue.......................................    1,458      2,146
Federal and state NOL..................................      --       1,039
Deferred stock compensation............................    1,373        666
Accrued expenses.......................................      106        506
Other..................................................       39          9
                                                         -------    -------
Total deferred tax asset...............................    3,052      4,314
Valuation allowance....................................   (2,428)    (4,314)
                                                         -------    -------
Net deferred tax asset.................................  $   624    $    --
                                                         =======    =======

   A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation allowance has been recorded for the amount of the deferred tax asset that is uncertain of realization.

   The following is a reconciliation between the United States federal statutory rate and the effective tax rate, computed by dividing each item by that year's pre-tax loss:

                                                            Year Ended
                                                           December 31,
                                                        -------------------
                                                           2000      2001
                                                        ----------  -------
Federal statutory rate.................................     34.0%      34.0%
State taxes............................................      7.1        --
Valuation allowance and carryback claim................    (46.6)     (35.6)
Other..................................................      0.2        1.6
                                                         -------    -------
Effective tax rate.....................................     (5.3)%      -- %
                                                         =======    =======

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)



13. Agreements

 University of Kentucky Research Foundation ("UKRF")

   UKRF has granted the Company exclusive, worldwide rights to make, use, sell and sublicense products using certain United States and related foreign patents. The Company is required to pay royalties at various percentages of net sales or net royalties it receives on sales of products utilizing technology covered by patents licensed from UKRF. Under these agreements, the Company recorded royalty expense totaling $496,000, $356,000, and $131,000 for the fiscal years ended December 31, 1999, 2000, and 2001, respectively. The Company recorded royalty expenses of $60,000 and $21,000 for the three months ended March 31, 2001 and 2002, respectively.


   An officer and a former officer of the Company previously conducted research at the University of Kentucky, and pursuant to agreements between them and UKRF, a portion of the royalties paid to UKRF were paid to them as sub-royalties as follows: $100,000, $56,000 and $68,000 for the years ended December 31, 1999, 2000, and 2001, respectively. There were no royalties paid for the three months ended March 31, 2001 or 2002.


 Strategic Collaborations

   In December 1992, the Company entered into a license and development agreement with Chiron Vision Corporation ("Chiron Vision") with respect to the Company's first commercialized product, Vitrasert. Bausch & Lomb acquired Chiron Vision in 1997. Under the terms of the agreement, Bausch & Lomb has exclusive worldwide rights to make, use and sell Vitrasert and other products utilizing certain licensed patents for the treatment of conditions of the eye, for which the Company receives royalty payments on worldwide net sales. Bausch & Lomb may terminate the agreement without cause upon 180 days' written notice. Royalty payments earned from Bausch & Lomb were $496,000, $380,000, and $265,000 for the years ended December 31, 1999, 2000, and 2001, respectively, and $120,000 and $43,000 for the three months ended March 31, 2001 and 2002, respectively.


   In June 1999, the Company and Bausch & Lomb entered into a license and development agreement with respect to treatment of conditions of the eye. The Company granted Bausch & Lomb an exclusive, worldwide license to make, use and sell products for treatment of the eye based on the Company's patents and other technology. Bausch & Lomb agreed to fund the joint development costs of the Company and Bausch & Lomb related to products for the treatment of diabetic macular edema, posterior uveitis and wet age-related macular degeneration based on agreed-upon research and development plans and budgets, and pay the Company license and license maintenance fees and milestone payments.


   The Company's responsibilities under the agreement include providing products for clinical trials and, if requested by Bausch & Lomb, serving as a second production facility for commercial manufacturing of products.


   On April 30, 2002, the Company amended its agreement with Bausch & Lomb, effective as of December 31, 2001, to increase Bausch & Lomb's total commitment under this agreement to $206.4 million through 2008. This includes approximately $137.0 million of collaborative research and development, milestone and license fee payments Bausch & Lomb has agreed to make to the Company. Bausch & Lomb will also pay the Company royalties based on net sales of licensed products. Bausch & Lomb may terminate this agreement without cause upon 90 days' written

                         CONTROL DELIVERY SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)


notice. The amounts of license fees and collaborative research and development payments received and milestone payments earned from Bausch & Lomb under this agreement that have been recognized as revenue on a percentage of completion basis, were $1.9 million, $4.0 million, and $12.6 million for the years ended December 31, 1999, 2000, and 2001, respectively, and $2.6 million and $3.5 million for the three months ended March 31, 2001 and 2002, respectively.


14. Government Research Grants--Prior Year Restatement


   During 1999, 2000, and 2001, the Company received federal government research grants to research and evaluate certain ophthalmic products. These research grants are related to the second generation Vitrasert for the treatment of CMV retinitis, corneal transplants, posterior uveitis, age-related macular degeneration and maternal transmission of HIV, and range from one to two years in length. Total grant revenues were $400,000, $524,000, and $287,000 for the years ended December 31, 1999, 2000, and 2001, respectively, and $130,000 and $0 for the three months ended March 31, 2001 and 2002, respectively.


   Reimbursement under government grants is available only for approved costs which must be substantiated in accordance with government record-keeping requirements and are subject to government review and audit. Government grant recipients are also required to submit various reports and certifications. As a result of a recent internal compliance review, the Company determined that it had some deficiencies in grant administration that do not affect the scientific integrity of the grants, including expense reimbursements that do not satisfy government requirements and overdue reports. The Company has disclosed these deficiencies to the government and expects to make repayment to the government when the amounts are finalized and to file overdue reports when they are completed.


   Also, based on the Company's internal compliance review, management has determined that grant revenues for the fiscal year ended December 31, 2000 and the three months ended March 31, 2001 were overstated and net loss was understated as follows:



                          Year ended December 31, 2000  Three months ended March 31, 2001
                          ----------------------------- ---------------------------------------
                           As Previously                  As Previously
                             Reported      As Restated      Reported             As Restated
                          --------------- ------------- -----------------      ----------------
Grant revenues..........      $  731         $  524         $            200      $            130
Total revenues..........       5,136          4,929                    2,897                 2,827
Net income (loss).......      (3,596)        (3,803)                      51                   (19)
Net loss attributable to
 common stockholders....      (3,793)        (4,000)                     (67)                 (137)
Accumulated deficit.....      (7,258)        (7,465)                  (7,207)               (7,484)
Basic and diluted net
 loss per common share..      $(0.21)        $(0.23)                  $(0.00)               $(0.01)


   Grant recipients are subject to government review and audit which may result in refunds or penalties such as restrictions or prohibitions on eligibility for future grants. The Company does not believe that its deficiencies in grant administration will have any material adverse effect on it or its financial position. The Company does not intend to conduct further research under existing government grants or to seek future government grants.

                      CONTROL DELIVERY SYSTEMS, INC.


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)


15. Related Party


   The Company is a party to license and development agreements with Bausch & Lomb. Bausch & Lomb is a stockholder of the Company, and its Chief Financial Officer is on the Company's board of directors. The Company recognized total revenue from Bausch & Lomb of $2.4 million, $4.4 million, and $12.9 million for the years ended December 31, 1999, 2000, and 2001, respectively, and $2.7 million and $3.6 million for the three months ended March 31, 2001 and 2002, respectively.


The Company had accounts receivable due from Bausch & Lomb of $1.6 million and $45,000 at December 31, 2000 and 2001, respectively.


   In April 2000, the Company loaned $25,000 to an officer of the Company, collateralized by 13,500 shares of the Company's common stock at an annual rate of 8% due in 2002. As of December 31, 2000, $26,000 is included in other assets on the balance sheet. The note was repaid during the year ended December 31, 2001.


16. Employee Benefit Plans


   During 1997, the Company adopted a Salary Reduction Simplified Employee Pension Plan under Internal Revenue Code Section 408(k) for all employees with at least $3,000 in gross salary. Each participant could contribute up to a maximum of $6,000 of his or her gross salary as annual contribution to the plan, subject to certain limitations. The Company matched employee contributions at a rate of 3% of their annual salary, up to a maximum of $6,000. Contributions to the plan provided by the Company were $30,000 and $39,000 for the years ended December 31, 1999 and 2000, respectively. As of January 1, 2001, the Company and its employees have stopped contributing to this plan.


   Effective January 1, 2001, the Company established a savings plan for its employees which is designed to be qualified under section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deduction, subject to statutory and plan limits. The Company matches 100% of the employee contributions up to 5% of each employee's qualified compensation. Contributions to the plan provided by the Company were $200,000 for the year ended December 31, 2001, and $37,000 and $62,000 for the three months ended March 31, 2001 and 2002, respectively.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Note Regarding Forward-Looking Statements................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data ....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  44
Related Party Transactions...............................................  51
Principal Stockholders...................................................  52
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  57
Underwriting.............................................................  59
Validity of Common Stock.................................................  63
Experts..................................................................  63
Where You Can Find More Information About Us.............................  63
Index to Consolidated Financial Statements............................... F-1


  Until       , 2002 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.


Control Delivery Systems, Inc.

[LOGO OF CDS APPEARS HERE]

5,400,000 Shares


Common Stock

Deutsche Bank Securities


Banc of America Securities LLC

SG Cowen

Prospectus

      , 2002


-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD fee and the Nasdaq National Market listing fee.


   SEC registration fee............................................  $   24,425
   NASD filing fee.................................................       9,815
   Nasdaq National Market listing fee..............................      95,000
   Printing........................................................     250,000
   Legal fees and expenses.........................................   1,000,000
   Accounting fees and expenses....................................     500,000
   Transfer agent and registrar fees...............................      15,000
   Miscellaneous...................................................     105,760
                                                                     ----------
     Total.........................................................  $2,000,000
                                                                     ==========


Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

   As permitted by the Delaware General Corporation Law, the certificate of incorporation of the Registrant provides that its directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time the liability is determined. As permitted by the Delaware General Corporation Law, the certificate of incorporation of the Registrant also provides that the Registrant shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

   The Registrant has obtained policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

   The Underwriting Agreement provides for the indemnification of officers and directors of the Registrant by the Underwriters against some types of liability.

   In addition, the Registrant has entered into an indemnification agreement with each of its directors which requires the Registrant to indemnify the director in certain circumstances and provides procedures that govern the indemnification.

Item 15.  Recent Sales of Unregistered Securities.

   We have sold and issued the following unregistered securities in the past three years:

   On June 9, 1999, we issued to one investor an option to purchase 50,000 shares of a series of our preferred stock which we have since eliminated in connection with a licensing and development agreement. This option was never exercised and has since been terminated.



   On August 8, 2000, we issued 641,642 shares of Series A convertible preferred stock to 45 investors for aggregate consideration of $34,482,000.


   On August 8, 2000, we issued warrants to purchase 336,618 shares of our common stock at a purchase price of $5.97 per share to the placement agent for our Series A convertible preferred stock financing in exchange for services.


   On November 3, 2000, we granted to three consultants the right to receive an aggregate of 280,800 shares of common stock on January 2, 2001, in exchange for services rendered. These shares were issued on January 2, 2001.


   On April 2, 2002, we issued 164,826 shares of our common stock upon a cashless exercise of the warrant described above.


   Since January 1, 1999, we have granted options to purchase an aggregate of 3,164,175 shares of common stock to a number of our employees, directors and consultants. We have not received consideration from any grantee of any of our options. Since January 1, 1999, options to purchase 377,865 shares have been exercised for aggregate consideration of $289,000.



   We intended that the above issuances of our securities be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. In addition, we intended that the issuances of options to purchase our common stock be exempt from registration under the Securities Act in reliance upon Rule 701 and/or Section 4(2) promulgated under the Securities Act. The recipients of securities in each transaction described above represented to us their intentions to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution. We affixed appropriate legends to the share certificates, warrants and options issued in the transactions described above. We believe that all recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits. The following exhibits are filed as part of this registration statement:



  Number                                     Description
  ------                                     -----------
  1.1*    Form of Underwriting Agreement.

  3.1**   Form of Amended and Restated Certificate of Incorporation of the Registrant.

  3.2     Form of Amended and Restated By-laws of the Registrant.

  3.3**   Form of Specimen Certificate for Common Stock of the Registrant.

  5.1*    Opinion of Ropes & Gray.

 10.1**   Registration Rights Agreement dated as of August 8, 2000 among the Registrant, the Investors (as defined therein) and the Stockholders (as defined therein).

 10.2     Amended and Restated 1997 Stock Option Plan.

 10.3**   Lease, dated as of November 15, 1999, between the Registrant and Rita A.
          Cannistraro, as Trustee of Metro Realty Trust.

 10.4+**  License Agreement, dated as of October 20, 1991, by and between the University of
          Kentucky Research Foundation and the Registrant, including amendment.

 10.5+**  License Agreement, dated as of October 31, 1995, by and between the University of
          Kentucky Research Foundation and the Registrant.

 10.6+**  License Agreement, dated as of September 9, 1997, by and between the University of Kentucky Research Foundation and the Registrant.

 10.7+**  License Agreement, dated as of September 9, 1997, by and between the University of Kentucky Research Foundation and the Registrant.

 10.8+**  License Agreement, dated as of September 9, 1997, by and between the University of Kentucky Research Foundation and the Registrant.

 10.9+**  License Agreement, dated as of December 31, 1992, by and between the Registrant and Chiron Vision Corporation (f/k/a Chiron IntraOptics, Inc.), including amendments 1-4.

 10.10+** License Agreement, dated as of June 9, 1999, between the Registrant and Bausch &
          Lomb Incorporated.

 10.11+** Amendment to Exhibit 10.10, effective as of January 1, 2001.

 10.12**  Preferred Stock Purchase Agreement, dated as of August 8, 2000, among the
          Registrant and the Investors (as defined therein).

 10.13    Amended and Restated 2001 Incentive Plan.

 10.14    Amendment to Exhibit 10.10, effective as of December 31, 2001.

 10.15**  Form of Indemnification Agreement entered into between the Registrant and each of the Registrant's directors.

 10.16    Employment Agreement, dated as of February 28, 2002, between the Registrant and
          Paul Ashton.

 10.17    Employment Agreement, dated as of February 20, 2002, between the Registrant and
          Michael Soja.

 10.18    Change in Control Agreement, dated as of February 28, 2002, by and between the
          Registrant and Kathleen Karloff.

 10.19    Change in Control Agreement, dated as of February 28, 2002, by and between the
          Registrant and Lori Freedman.

 10.20    Change in Control Agreement, dated as of February 28, 2002, by and between the
          Registrant and Kenneth Walters.


 21.1** Subsidiaries of the Registrant.

 23.1   Consent of PricewaterhouseCoopers LLP.

 23.2*  Consent of Ropes & Gray (included in Exhibit 5.1).

 24.1** Power of Attorney (included in signature page).

--------
*  To be filed by amendment.
** Previously filed.
+ The Registrant requests confidential treatment for portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Commission.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Watertown, Commonwealth of Massachusetts, on the 31st of May, 2002.


                                        CONTROL DELIVERY SYSTEMS, INC.

                                        By:       /s/ Paul Ashton
                                           -------------------------------------
                                                       Paul Ashton
                                                 Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on May 31, 2002.



               Signature                                      Title
               ---------                                      -----

                   *                    Chief Executive Officer, President and Director
 ______________________________________
              Paul Ashton

                   *                    Chairman of the Board of Directors
 ______________________________________
            James L. Currie

                   *                    Vice President of Finance and Chief Financial
 ______________________________________  Officer (Principal Financial and Accounting
            Michael J. Soja              Officer)

                   *                    Director
 ______________________________________
             Alan L. Crane

                   *                    Director
 ______________________________________
            William S. Karol

                   *                    Director
 ______________________________________
          Stephen C. McCluski



* By: /s/ Paul Ashton
    Paul Ashton, for himself and as attorney-in-fact, pursuant to
    powers of attorney previously filed as part of this
    registration statement.

                                 EXHIBIT INDEX


  Number                                     Description
  ------                                     -----------
  1.1*    Form of Underwriting Agreement.

  3.1**   Form of Amended and Restated Certificate of Incorporation of the Registrant.

  3.2     Form of Amended and Restated By-laws of the Registrant.

  3.3**   Form of Specimen Certificate for Common Stock of the Registrant.

  5.1*    Opinion of Ropes & Gray.

 10.1**   Registration Rights Agreement dated as of August 8, 2000 among the Registrant, the Investors (as defined therein) and the Stockholders (as defined therein).

 10.2     Amended and Restated 1997 Stock Option Plan.

 10.3**   Lease, dated as of November 15, 1999, between the Registrant and Rita A.
          Cannistraro, as Trustee of Metro Realty Trust.

 10.4+**  License Agreement, dated as of October 20, 1991, by and between the University of
          Kentucky Research Foundation and the Registrant, including amendment.

 10.5+**  License Agreement, dated as of October 31, 1995, by and between the University of
          Kentucky Research Foundation and the Registrant.

 10.6+**  License Agreement, dated as of September 9, 1997, by and between the University of Kentucky Research Foundation and the Registrant.

 10.7+**  License Agreement, dated as of September 9, 1997, by and between the University of Kentucky Research Foundation and the Registrant.

 10.8+**  License Agreement, dated as of September 9, 1997, by and between the University of Kentucky Research Foundation and the Registrant.

 10.9+**  License Agreement, dated as of December 31, 1992, by and between the Registrant and Chiron Vision Corporation (f/k/a Chiron IntraOptics, Inc.), including amendments 1-4.

 10.10+** License Agreement, dated as of June 9, 1999, between the Registrant and Bausch &
          Lomb Incorporated.

 10.11+** Amendment to Exhibit 10.10, effective as of January 1, 2001.

 10.12**  Preferred Stock Purchase Agreement, dated as of August 8, 2000, among the
          Registrant and the Investors (as defined therein).

 10.13    Amended and Restated 2001 Incentive Plan.

 10.14    Amendment to Exhibit 10.10, effective as of December 31, 2001.

 10.15**  Form of Indemnification Agreement entered into between the Registrant and each of the Registrant's directors.

 10.16    Employment Agreement, dated as of February 28, 2002, between the Registrant and
          Paul Ashton.

 10.17    Employment Agreement, dated as of February 20, 2002, between the Registrant and
          Michael Soja.

 10.18    Change in Control Agreement, dated as of February 28, 2002, by and between the
          Registrant and Kathleen Karloff.

 10.19    Change in Control Agreement, dated as of February 28, 2002, by and between the
          Registrant and Lori Freedman.

 10.20    Change in Control Agreement, dated as of February 28, 2002, by and between the
          Registrant and Kenneth Walters.

 Number                     Description
 ------                     -----------
 21.1** Subsidiaries of the Registrant.

 23.1   Consent of PricewaterhouseCoopers LLP.

 23.2*  Consent of Ropes & Gray (included in Exhibit 5.1).

 24.1** Power of Attorney (included in signature page).

--------

*  To be filed by amendment.


** Previously filed.


+ The Registrant requests confidential treatment for portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Commission.